Form 40-F
period 2003-12-31
IVANHOE MINES LTD
filed 2004-05-04
CIK 1158041

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2003	Commission File Number: 00050473

IVANHOE MINES LTD.

(Exact name of Registrant as specified in its charter)

Yukon, Canada (Province or other jurisdiction of incorporation or organization)	1021 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 654, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, (604) 688-5755
(Address and telephone number of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York
10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

265,440,052 Common Shares outstanding as of December 31, 2003

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐          No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑          No ☐

FORWARD LOOKING STATEMENTS

This annual report contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this annual report that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, including, but not limited to, statements relating to mineral resources and reserves; the amount and nature of our capital expenditures; plans for exploration and development; prices for mineral products, timing and amount of future production; operating and other costs; business strategies and plans of management; and prospective development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including: changes in commodity prices, unanticipated reserve and resource grades, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of government approvals, political risk and related economic risk, actual performance of plant, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations, changes in governmental regulation of the mining industry, including environmental regulation; uncertainty of estimates of mineral resources and reserves, impact of competition, availability and cost of drilling and other equipment, operating hazards and other difficulties inherent in the exploration for minerals, fluctuations in foreign exchange or interest rates and stock market volatility and the timing and success of integrating the business and operations of acquired companies.

These and additional factors are described in more detail under the heading “Risk Factors” in the Renewal Annual Information Form for the fiscal year ended December 31, 2003 attached hereto as Exhibit 1. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the CEO and CFO, of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (“SEC”) rules and summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2003, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

AUDIT COMMITTEE

The Registrant’s board of directors has a separately-designated standing Audit Committee established in accordance with section 3a(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements.

As of the date of this annual report, the members of the Audit Committee are Messrs. M. Faber, J. Weatherall and K. Thygesen.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has not yet determined if the Audit Committee has an “audit committee financial expert” but it plans to do so promptly after the determination of the composition of the board at the Registrant’s next annual general meeting on June 10, 2004. Upon such determination, the Registrant will file an amended Form 40-F with the SEC.

The board of directors believes that the current members of the Audit Committee as a whole, based on their experiences and backgrounds, are qualified to effectively carry out the duties and responsibilities of the Audit Committee. Each Audit Committee member has significant experience in accounting and audit functions, internal controls and budget preparation and has an understanding of generally accepted accounting principles and financial statements.

CODE OF BUSINESS CONDUCT AND ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics that applies to everyone at Ivanhoe Mines Ltd., including all directors, employees and officers. The Code of Business Conduct and Ethics includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Registrant’s Code of Business Conduct and Ethics, see “Corporate and Social Responsibilities — Code of Business Conduct and Ethics” posted on the Registrant’s website, www.ivanhoe-mines.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as the Registrant’s auditing firm since January 1995. Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2003 and fiscal 2002 were Canadian $999,370 and Canadian $733,680, respectively. The aggregate fees billed by the auditors in fiscal 2003 and fiscal 2002 are detailed below.

(Canadian $ in 000's)	2003	2002
Audit Fees (a)	$854	$540
Audit Related Fees (b)	10	13
Tax Fees (c)	135	181
All Other Fees (d)	—	—

Total	$999	$734

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2003 and 2002 consisted of:

•	audit of the Registrant’s annual statutory financial statements

•	audit of the Registrant’s statutory financial statements of two subsidiaries

•	reviews of the Registrant’s quarterly financial statements

•	comfort letters, consents, and other services related to Securities and Exchange Commission and Canadian securities regulatory authorities’ matters

(b)	Fees for audit-related services provided during fiscal 2003 and 2002 consisted of financial accounting and reporting consultations.

(c)	Fees for tax services provided during fiscal 2003 and 2002 consisted of tax compliance, and tax planning and advice.

Pre-Approval Policies and Procedures:

All services to be performed by the Registrant’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service needs to be reported to the Audit Committee at its regularly scheduled meetings.

Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

OFF-BALANCE SHEET ARRANGEMENTS

During the most recent financial year, the Registrant was not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations,” contained in Exhibit 3 to this Annual Report on Form 40-F, is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on December 17, 2003 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 30, 2004

IVANHOE MINES LTD.

By: /s/ Beverly A. Bartlett

       Name: Beverly A. Bartlett
       Title: Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form for the year ended December 31, 2003.

2	Audited Comparative Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of December 31, 2003 and 2002, including a reconciliation to United States generally accepted accounting principles, and together with the auditor’s report thereon.

3	Management’s Discussion and Analysis of Financial Condition, Results of Operations.

4	Consent of Deloitte & Touche LLP, Chartered Accountants.

5	Consent of Stephen Juras, Professional Engineer.

6	Consent of Stephen Hodgson, Professional Engineer.

7	Consent of Paul Chare, Professional Engineer.

8	Consent of Ben Maynard, Professional Engineer.

9	Consent of Charles Forster, Professional Engineer.

10	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

11	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

12	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.