Form 40-F/A
period 2003-12-31
IVANHOE MINES LTD
filed 2004-06-21
CIK 1158041

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

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

INTRODUCTORY NOTE
SIGNATURE
Section 302 Certification of CEO
Section 302 Certification of CFO

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

INTRODUCTORY NOTE

By this Amendment No. 1 on Form 40-F/A, Ivanhoe Mines Ltd. (“Ivanhoe”) is amending its Annual Report on Form 40-F filed on May 4, 2004 to provide disclosure regarding its audit committee financial expert.

AUDIT COMMITTEE FINANCIAL EXPERT

Ivanhoe’s board of directors has determined that Mr. John Weatherall is an audit committee financial expert. In addition, Mr. Weatherall is independent, as that term is defined by the NASDAQ listing standards applicable to Ivanhoe.

Mr. Weatherall, a Chartered Financial Analyst, is currently the President of Scarthingmoor Asset Management Inc. He has over 40 years of experience as an investment analyst and also has experience as a portfolio manager.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 21, 2004

IVANHOE MINES LTD.

By: “Beverly A. Bartlett”
 Name: Beverly A. Bartlett
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1*	Annual Information Form for the year ended December 31, 2003.

2*	Audited Comparative Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of December 31, 2003 and 2002, including a reconciliation to United States generally accepted accounting principles, and together with the auditor’s report thereon.

3*	Management’s Discussion and Analysis of Financial Condition, Results of Operations.

4*	Consent of Deloitte & Touche LLP, Chartered Accountants.

5*	Consent of Stephen Juras, Professional Engineer.

6*	Consent of Stephen Hodgson, Professional Engineer.

7*	Consent of Paul Chare, Professional Engineer.

8*	Consent of Ben Maynard, Professional Engineer.

9*	Consent of Charles Forster, Professional Engineer.

10*	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

11*	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

12*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended) dated June 21, 2004.

15	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended) dated June 21, 2004.

*	Previously Filed