Form 40-F
period 2004-12-31
IVANHOE MINES LTD
filed 2005-03-31
CIK 1158041

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2004	Commission File Number: 00050473

IVANHOE MINES LTD.

(Exact name of Registrant as specified in its charter)

Yukon, Canada	1021	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
of incorporation or organization)	Classification Code Number)

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

Common Shares without par value
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

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

292,870,998 Common Shares outstanding as of December 31, 2004

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

FORWARD-LOOKING STATEMENTS

Certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of the Registrant’s exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should” and similar expressions, are forward-looking statements. Although the Registrant believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the Registrant’s projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Registrant undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This annual report incorporates by reference estimates of mineral resources and reserves. The estimation of resources and reserves is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources and reserves will be accurate or that such mineral resources and reserves can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. These and additional factors are described in more detail under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2004 attached hereto as Exhibit 1.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (“SEC”) rules and summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Registrant’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2004 there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE

The Registrant’s board of directors has a separately-designated standing Audit Committee established in accordance with section 3a(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Messrs. John Weatherall, Kjeld Thygesen and Dr. Marcus Faber. Mr. Weatherall is the Chairman of the Audit Committee.

Each of the directors serving on the Audit Committee has also been determined by the Board of the Registrant to be independent within the criteria established by the SEC and the New York Stock Exchange for audit committee membership.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that Mr. John Weatherall is an “audit committee financial expert” (as such term is defined in Form 40-F). In addition, Mr. Weatherall is independent, as that term is defined by the SEC and the New York Stock Exchange listing standards applicable to the Registrant.

Mr. Weatherall, a Chartered Financial Analyst, is currently the President of Scarthingmoor Asset Management Inc. He has over 40 years of experience as an investment analyst and also has experience as a portfolio manager.

CODE OF BUSINESS CONDUCT AND ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics that applies to everyone at Ivanhoe Mines Ltd., including all directors, officers and employees. The Code of Business Conduct and Ethics includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Registrant’s Code of Business Conduct and Ethics, see “Corporate and Social Responsibilities – Code of Business Conduct and Ethics” posted on the Registrant’s website, www.ivanhoe-mines.com.

Since the adoption of the Code of Business Conduct and Ethics, there have not been any amendments to the Code of Business Conduct and Ethics or waivers, including implicit waivers, from any provision of the Code of Business Conduct and Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as the Registrant’s auditing firm since January 1995. Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2004 and fiscal 2003 were Canadian $1,336,000 and Canadian $1,042,000, respectively. The aggregate fees billed by the auditors in fiscal 2004 and fiscal 2003 are detailed below.

(Canadian $ in 000’s)	2004	2003
Audit Fees (a)	$957	$897	(d)
Audit Related Fees (b)	10	10
Tax Fees (c)	369	135
All Other Fees	—	—

Total	$1,336	$1,042	(d)

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2004 and 2003 consisted of:

•	audit of the Registrant’s annual statutory financial statements

•	audit of the Registrant’s statutory financial statements of one of the Registrant’s subsidiaries

•	reviews of the Registrant’s quarterly financial statements

•	comfort letters, consents, and other services related to SEC and Canadian securities regulatory authorities’ matters

(b)	Fees for audit-related services provided during fiscal 2004 and 2003 consisted of financial accounting and reporting consultations.

(c)	Fees for tax services provided during fiscal 2004 and 2003 consisted of tax compliance, and tax planning and advice.

(d)	Adjusted to reflect final billings for fiscal 2003 rendered in 2004.

Pre-Approval Policies and Procedures

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

OFF-BALANCE SHEET ARRANGEMENTS

During the most recent financial year, the Registrant was not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than the call options referred to under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Instruments” contained in Exhibit 3 to this Annual Report on Form 40-F, incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations,” contained in Exhibit 3 to this Annual Report on Form 40-F, is incorporated by reference herein.

DISCLOSURES PURSUANT TO REQUIREMENTS OF THE
NEW YORK STOCK EXCHANGE

Corporate Governance Practices Compared to New York Stock Exchange Listing Standards

The Registrant believes that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under New York Stock Exchange listing standards.

Presiding Director at Meetings of Non-Management Directors

The Registrant schedules regular executive sessions in which the Registrant’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. David Huberman, the Registrant’s lead director (the “Lead Director”) serves as the presiding director at such sessions.

Communication with Non-Management Directors

Shareholders may send communications to the Registrant’s non-management directors by writing to the Lead Director, c/o Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1. Communications will be referred to the Lead Director for appropriate action. The status of all outstanding concerns addressed to the Lead Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to NYSE Rule 303A.09, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Registrant has adopted the required guidelines and has posted them on its website at www.ivanhoe-mines.com. The required guidelines are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.

Board Committee Mandates

The Mandates of the Registrant’s audit committee, compensation committee, and nominating and corporate governance committee are each available for viewing on the Registrant’s website at www.ivanhoe-mines.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.

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

Dated: March 30, 2005

IVANHOE MINES LTD.

By:	/s/ Beverly A. Bartlett
	Name:	Beverly A. Bartlett
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form for the year ended December 31, 2004.

2
Audited Comparative Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2004 and 2003, including a reconciliation to United States generally accepted accounting principles, and together with the report thereon of the Independent Registered Chartered Accountants.

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

23.2	Consent of Stephen Juras, Professional Engineer.

23.3	Consent of Paul Chare, Professional Engineer.

23.4	Consent of Ben Maynard, Professional Engineer.

23.5	Consent of Charles Forster, Professional Engineer.

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.