Form 40-F
period 2005-12-31
IVANHOE MINES LTD
filed 2006-04-05
CIK 1158041

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 2005

Commission File Number: 001-32403
IVANHOE MINES LTD.
(Exact name of Registrant as specified in its charter)

Yukon, Canada	1021	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
incorporation or organization)	Classification Code Number)
Suite 654, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, (604) 688-5755
(Address and telephone number of registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, New York
10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares without par value	New York Stock Exchange

(Title of Class)	(Exchanges)

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
315,900,668 Common Shares outstanding as of December 31, 2005
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐                                          No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                                         No ☐
The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration statement under the Securities Act of 1933: Form S-8 (File No. 333-128205).

FORWARD-LOOKING STATEMENTS
Certain statements made herein, other than statements of historical fact relating to the Registrant, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, proposed acquisitions and dispositions of assets, discussions with third parties respecting material agreements, participation in projects and financing, the expected timing and outcome of the Registrant’s discussions with representatives of the Government of Mongolia for a stability agreement in respect of the Oyu Tolgoi Project, the likelihood and potential impact of proposed amendments to the laws of Mongolia and other countries in which the Registrant carries on business, the estimated cost of bringing the Oyu Tolgoi Project into commercial production, anticipated future production and cash flows, target milling rates, the outcome of the Registrant’s discussions with its joint venture partner in the Monywa Copper Project and with certain governmental authorities in Myanmar aimed at resolving impediments to the ongoing operation and potential expansion of the project, the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Registrant’s financial statements and other statements that are not historical facts. When used in this annual report, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although the Registrant believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this annual report. The reader is cautioned not to place undue reliance on forward-looking statements.
This annual report also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Registrant does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.
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
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended December 31, 2005 there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
AUDIT COMMITTEE
The Registrant’s board of directors has a separately-designated standing Audit Committee as defined by Section 3a(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Messrs. John Weatherall and Kjeld Thygesen and Dr. Marcus Faber. Mr. Weatherall is the Chairman of the Audit Committee.
Each of the directors serving on the Audit Committee has also been determined by the board of the Registrant to be independent within the criteria established by the SEC, the New York Stock Exchange and the NASDAQ Stock Market (“Nasdaq”) for audit committee membership.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors has determined that Mr. John Weatherall is an “audit committee financial expert” (as such term is defined in Form 40-F). In addition, Mr. Weatherall is independent, as that term is defined by the SEC and the New York Stock Exchange and Nasdaq listing standards applicable to the Registrant.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche LLP has served as the Registrant’s auditing firm since January 1995. Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2005 and fiscal 2004 were Canadian $1,220,000 and Canadian $1,336,000, respectively. The aggregate fees billed by the auditors in fiscal 2005 and fiscal 2004 are detailed below.

(Canadian $ in 000’s)	2005	2004
Audit Fees (a)	$824	$957
Audit Related Fees (b)	$196	$10
Tax Fees (c)	$200	$369
All Other Fees (d)	—	—

Total	$1,220	$1,336

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2005 and 2004 consisted of:
•	audit of the Registrant’s annual statutory financial statements

•	audit of the Registrant’s statutory financial statements of one of the Registrant’s subsidiaries

•	reviews of the Registrant’s quarterly financial statements

•	comfort letters, consents, and other services related to SEC and Canadian securities regulatory authorities’ matters
(b)	Fees for audit-related services provided during fiscal 2005 and 2004 consisted of financial accounting and reporting consultations and audit of annual statutory financial statements of subsidiary.

(c)	Fees for tax services provided during fiscal 2005 and 2004 consisted of tax compliance, and tax planning and advice.

(d)	Fees for products and services provided during fiscal 2005 and 2004 not disclosed in subsections (a), (b) or (c) above.
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
DISCLOSURES PURSUANT TO REQUIREMENTS OF THE
NEW YORK STOCK EXCHANGE AND THE NASDAQ STOCK MARKET
Corporate Governance Practices Compared to New York Stock Exchange Listing Standards
Currently one-half of the Registrant’s directors (or five of ten directors) are considered independent for purposes of the New York Stock Exchange and Nasdaq corporate governance rules, which require a majority of directors to be independent. The Corporate Governance and Nominating Committee of the Registrant’s board continues to examine the size and composition of the Registrant’s board with a view to identifying additional independent candidates for the Registrant’s board. In all other respects, the Registrant believes that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under New York Stock Exchange and Nasdaq listing standards.
The Nasdaq and the New York Stock Exchange rules permit foreign private issuers to follow home country practices in lieu of the requirements of certain of Nasdaq and New York Stock Exchange rules, including the requirement that a majority of the issuer’s board of directors be comprised of independent directors determined on the basis of prescribed independence criteria. Applicable Canadian rules pertaining to corporate governance require the Registrant to disclose in its management proxy circular, on an annual basis, its corporate governance practices, including whether or not a majority of its board of directors is comprised of independent directors, based on prescribed independence criteria, which differ slightly from the criteria prescribed in the Rules of Nasdaq and the New York Stock Exchange.
Although applicable Canadian rules pertaining to corporate governance make reference, as part of a series of non-prescriptive corporate governance guidelines based on what are perceived to be “best practices”, to the desirability of a board comprised of a majority of independent directors, there is no legal requirement in Canada that mandates a board comprised of a majority of independent directors. The Registrant’s board of directors consists of 5 individuals who are independent and 5 individuals who are not independent, applying the criteria prescribed by applicable Canadian rules pertaining to corporate governance and the criteria prescribed by the rules of Nasdaq and the New York Stock Exchange.
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
Corporate Governance Guidelines
According to NYSE Rule 303A.09 and Rule 4350(n) of the National Association of Securities Dealers, Inc., a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Registrant has adopted the required guidelines and has posted them on its website at www.ivanhoe-mines.com. The required guidelines are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
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
Dated: March 30, 2006
IVANHOE MINES LTD.

By:	/s/Beverly A. Bartlett
Name: Beverly A. Bartlett
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form for the year ended December 31, 2005.

2	Audited Comparative Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2005 and 2004, including a reconciliation to United States generally accepted accounting principles, and together with the report thereon of the Independent Registered Chartered Accountants.

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

23.2	Consent of AMEC Americas Ltd.

23.3	Consent of GRD Minproc Ltd.

23.4	Consent of Norwest Corporation

23.5	Consent of Charles P. N. Forster, Professional Engineer

23.6	Consent of Steven B. Kerr, Professional Engineer

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.