Form 40-F/A
period 2005-12-31
IVANHOE MINES LTD
filed 2007-02-01
CIK 1158041

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A (Amendment No. 1)

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
☐ Annual Information Form       ☑ Audited Annual Financial Statements
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

EXPLANATORY NOTE REGARDING AMENDMENT
This Amendment No.1 on Form 40-F/A (the “Amendment”) amends the annual report on Form 40-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2006. This Amendment reflects modifications that we have made in light of comments from the Staff of the Commission in connection with its review of the originally filed Form 40-F (the “Original Filing”). We are filing the Amendment to:
• Revise the consolidated statement of cash flows in the consolidated financial statements to reconcile from net loss rather than net loss from continuing operations;
• Expand our accounting policy on exploration and development in footnote 2 (g) of the consolidated financial statements to include information on capitalization of certain exploration assets;
• Expand our revenue recognition accounting policy in footnote 2 (k) of the consolidated financial statements to provide further details on provisional pricing arrangements.
• Expand our disclosure in footnote 4 of the consolidated financial statements to disclose that the estimated commercial tax liability was fully accrued for at December 31, 2005.
• Include definitions of preliminary assessment, preliminary and pre-feasibility, and feasibility study;
• File consents from third party engineers;
• File revised consents of the Independent Registered Chartered Accountants to include a reference to all periods covered by the audit;
• Revise disclosure in respect of a Copper Equivalent estimate formula relating to our Southern Oyu Deposits; and
• Include cautionary language for United States investors concerning estimates of measured, indicated and inferred resources.
Other than as expressly set forth above, this 40-F/A does not, and does not purport to, update or restate the information in any Item of the Original Filing or reflect any events that have occurred after the Original Filing was filed. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.
CERTAIN DEFINITIONS
The following terms used in this document have the meaning set forth below, which definitions are set forth in National Instrument 43-101 of the Canadian Securities Administrators relating to Standards of Disclosure for Mineral Projects:
“feasibility study” means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production;
“preliminary assessment” means a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study; and
“preliminary feasibility study” and “pre-feasibility study” mean a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

SOUTHERN OYU DEPOSITS
Our disclosures under the caption “Southern Oyu Deposits – Mineral Resources at 0.3% copper equivalent cutoff” on page 35 of the Original Filing have been revised to reflect that the copper equivalent (“CuEq”) has been calculated using assumed metal prices of $0.80/lb. for copper and U.S.$350/oz for gold.
Southern Oyu Deposits — Mineral Resources at 0.3% copper equivalent cut-off (1)(2)

				CuEq	Contained Metal (4)
Resource		Cu	Au	(3)	Cu
Category	Tonnes	(%)	(g/t)	(%)	(‘000 lbs)	Au (ounces)
Measured	126,690,000	0.58	0.93	1.17	1,620,000	3,790,000
Indicated	992,400,000	0.47	0.27	0.64	10,280,000	8,620,000
Measured + Indicated	1,119,100,000	0.48	0.35	0.70	11,840,000	12,590,000
Inferred	266,820,000	0.34	0.23	0.48	2,000,000	1,970,000

Notes:
(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	IVN reports Mineral Resources inclusive of Mineral Reserves

(3)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and U.S.$350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED
RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

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

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized. Dated: January 31, 2007
IVANHOE MINES LTD.

By:	/s/Beverly A. Bartlett
Name: Beverly A. Bartlett
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1*	Annual Information Form for the year ended December 31, 2005.

2	Audited Comparative Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2005 and 2004, including a reconciliation to United States generally accepted accounting principles, and together with the report thereon of the Independent Registered Chartered Accountants.

3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

23.2*	Consent of AMEC Americas Ltd.

23.3*	Consent of GRD Minproc Ltd.

23.4*	Consent of Norwest Corporation

23.5*	Consent of Charles P. N. Forster

23.6*	Consent of Steven B. Kerr

23.7	Consent of Dean David

23.8	Consent of Bernard Peters

23.9	Consent of Allan Haines

23.10	Consent of Steven Blower

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*- Previously filed