Form 40-F
period 2006-12-31
IVANHOE MINES LTD
filed 2007-04-02
CIK 1158041

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2006	Commission File Number: 001-32403
IVANHOE MINES LTD.
(Exact name of Registrant as specified in its charter)

Yukon, Canada (Province or other jurisdiction of incorporation or organization)	1021 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Suite 654, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, (604) 688-5755
(Address and telephone number of registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, New York
10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares without par value	New York Stock Exchange/
Nasdaq Stock Market

(Title of Class)	(Exchanges)
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
373, 463, 637 Common Shares outstanding as of December 31, 2006
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐                 No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                 No ☐
The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration statement under the Securities Act of 1933: Form S-8 (File No. 333-135595; 333-128205; 333-113048).

TABLE OF CONTENTS

PRINCIPAL DOCUMENTS
FORWARD-LOOKING STATEMENTS
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
ADDITIONAL DISCLOSURE
SIGNATURE
EXHIBIT INDEX
AIF for the year ended December 31, 2006
Audited Consolidated Financial Statements
Management's Discussion and Analysis
Consent of Deloitte & Touche LLP.
Consent of GRD Minproc Limited
Consent of Norwest Corporation
Consent of Bernard Peters
Consent of Robert Cinits
Consent of Harry Parker
Consent of Allan Haines
Consent of Dean David
Consent of Richard D. Tift III
Consent of Patrick P. Riley
Section 302 C.E.O. Certification
Section 302 C.F.O. Certification
Section 906 C.E.O. Certification
Section 906 C.F.O. Certification
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Annual Information Form of Ivanhoe Mines Ltd. (the “Company”) for the year ended December 31, 2006, see Exhibit 1 of this Annual Report on Form 40-F.
B. Audited Annual Financial Statements
For the Company’s audited consolidated financial statements for the year ended December 31, 2006 and 2005, including the auditor’s report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 22 of the Notes to the audited consolidated financial statements.
C. Management’s Discussion and Analysis
For the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, see Exhibit 3 of this Annual Report on Form 40-F.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of the Company’s discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2007 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of licence transfers and the closing of the Coal Division merger and completion of an updated mine plan for the Nariin Sukhait Project; the potential sale of the Monywa Copper Project by the Monywa Trust to a third party; the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Company’s financial statements; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this Annual Report on Form 40-F. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This Annual Report on Form 40-F also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED RESOURCES
This document and the documents incorporated by reference herein have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, and the documents incorporated by reference herein, use the terms “measured,” “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits historical estimates made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

ADDITIONAL DISCLOSURE
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s principal executive officer and principal financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.
As of the end of the Company’s fiscal year ended December 31, 2006, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (“SEC”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management’s Report on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of the SEC in the United States, as applicable. Management of the Company excluded from its assessment the internal control over financial reporting at Myanmar Ivanhoe Copper Company Limited (“MICCL”) in which it holds a 50% interest, because the Company does not have the ability to dictate or modify controls at MICCL and does not have the ability to assess, in practice, the controls at the entity. Under U.S. generally accepted accounting principles, MICCL is accounted for using the equity method of accounting and the Company’s proportionate interest in individual assets, liabilities, revenues and expenses is excluded from the consolidated financial statement amounts of the Company. Under Canadian generally accepted accounting principles, the Company proportionately consolidates MICCL which constitutes 24% and 29% of net and total assets respectively, and 10% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2006. The Company’s principal executive officer and principal financial officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s principal executive officer and principal financial officer have determined that the Company’s internal control over financial reporting was effective as at December 31, 2006 and have certified the Company’s annual filings with the SEC on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.
Management of the Company reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Deloitte & Touche LLP, independent registered chartered accountants, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements, management’s assessment of internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006. Deloitte & Touche LLP has provided such opinions.
Changes in Internal Control Over Financial Reporting
During the year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
The Company’s independent registered chartered accountants, Deloitte & Touche LLP, has audited Management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of the Company, and has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting and the effectiveness of internal control over financial reporting of the Company, which is included in the Company’s Audited Comparative Consolidated Financial Statements for the year ended December 31, 2006 attached hereto as Exhibit 2.
AUDIT COMMITTEE
The Company’s board of directors has a separately-designated standing Audit Committee as defined by Section 3a(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Messrs. John Weatherall, Kjeld Thygesen, David Korbin and Dr. Marcus Faber. Mr. Weatherall is the Chairman of the Audit Committee.
Each of the directors serving on the Audit Committee has also been determined by the board of the Company to be independent within the criteria established by the SEC, the New York Stock Exchange (the “NYSE”) and the NASDAQ Stock Market (“Nasdaq”) for audit committee membership.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s board of directors has determined that each of Mr. John Weatherall and Mr. David Korbin are an “audit committee financial expert” (as such term is defined in Form 40-F). In addition, both Mr. Weatherall and Mr. Korbin are independent, as that term is defined by the SEC and the NYSE and Nasdaq listing standards.
Mr. Weatherall, a Chartered Financial Analyst, is currently the President of Scarthingmoor Asset Management Inc. He has over 40 years of experience as an investment analyst and also has experience as a portfolio manager. Mr. Korbin holds a Chartered Accountant designation and has worked as an accounting professional for over 25 years.
CODE OF BUSINESS CONDUCT AND ETHICS
The Company has adopted a written “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics, which applies to all of the Company’s employees, executive officers and directors, including the Company’s principal executive officer, principal financial officer, principal accounting officer or control, and persons performing similar functions. The Code of Business Conduct and Ethics includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Company’s Code of Business Conduct and Ethics, see “Corporate and Social Responsibilities – Code of Business Conduct and Ethics” posted on the Company’s website, www.ivanhoe-mines.com. The Code of Business Conduct and Ethics is also available in print to any shareholder who requests it. Requests for copies of the Code should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
Since the adoption of the Code of Business Conduct and Ethics, there have not been any amendments to the Code of Business Conduct and Ethics or waivers, including implicit waivers, from any provision of the Code of Business Conduct and Ethics.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche LLP has served as the Company’s auditing firm since January 1995. Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2006 and fiscal 2005 were approximately Canadian $2,534,000 and Canadian $1,343,000, respectively. The aggregate fees billed by the auditors in fiscal 2006 and fiscal 2005 are detailed below.

(Canadian $ in 000’s)	2006	2005
Audit Fees (a)	$1,588	$936
Audit Related Fees (b)	$246	$208
Tax Fees (c)	$700	$200
All Other Fees (d)	—	—

Total	$2,534	$1,343

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2006 and 2005 consisted of:
•	audit of the Company’s annual statutory financial statements;

•	reviews of the Company’s quarterly financial statements; and

•	comfort letters, consents, and other services related to SEC and Canadian securities regulatory authorities’ matters.

In addition, in 2006 fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes Oxley Act of 2002 and the required attestations relating to internal controls.

(b)	Fees for audit-related services provided during fiscal 2006 and 2005 consisted of financial accounting and reporting consultations and audit of annual statutory financial statements of the Company’s subsidiaries.

(c)	Fees for tax services provided during fiscal 2006 and 2005 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Company and its subsidiaries.

(d)	The Company did not incur fees for products and services provided by its principal accountant during fiscal 2006 and 2005 not disclosed in subsections (a), (b) or (c) above.
Pre-Approval Policies and Procedures
All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.
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
Pursuant to these procedures, 100% of each of the services provided by the Company’s external auditor relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or the Designated Member.
OFF-BALANCE SHEET ARRANGEMENTS
During the most recent financial year, the Company was not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. For a discussion of the Company’s off-balance sheet arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Instruments” contained in Exhibit 3 to this Annual Report on Form 40-F, incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations,” contained in Exhibit 3 to this Annual Report on Form 40-F, is incorporated by reference herein.

DISCLOSURES PURSUANT TO REQUIREMENTS OF THE NYSE AND NASDAQ
Corporate Governance Practices Compared to New York Stock Exchange Listing Standards
The Company has reviewed its corporate governance practices against the requirements of the NYSE and Nasdaq, and determined that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under NYSE and Nasdaq listing standards. This includes the composition of the Board of Directors, because in excess of one-half of the Company’s directors (seven of twelve directors) are considered independent for purposes of the NYSE and Nasdaq corporate governance rules. The Company’s directors that the Board of Directors has determined to be independent under the NYSE and Nasdaq corporate governance rules are David Huberman, John Weatherall, Markus Faber, Robert Hanson, Kjeld Thygesen, Howard Balloch and David Korbin.
Presiding Director at Meetings of Non-Management Directors
The Company schedules regular executive sessions in which the Company’s “non-management directors” (as that term is defined in the rules of the NYSE) meet without management participation. David Huberman, the Company’s lead director (the “Lead Director”) serves as the presiding director at such sessions.
Communication with Non-Management Directors
Shareholders may send communications to the Company’s non-management directors by writing to the Lead Director, c/o Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1. Communications will be referred to the Lead Director for appropriate action. The status of all outstanding concerns addressed to the Lead Director will be reported to the board of directors as appropriate.
Corporate Governance Guidelines
According to NYSE Rule 303A.09 and Rule 4350(n) of the Nasdaq Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Company has adopted the required guidelines and has posted them on its website at www.ivanhoe-mines.com. The required guidelines are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
Board Committee Mandates
The Mandates of the Company’s Audit Committee, Compensation and Benefits Committee, and Nominating and Corporate Governance Committee are each available for viewing on the Company’s website at www.ivanhoe-mines.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Undertaking
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
Consent to Service of Process
The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on December 17, 2003 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Company.
SIGNATURE
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 30, 2007
IVANHOE MINES LTD.

By:	/s/ Beverly A. Bartlett

Name: Beverly A. Bartlett
Title: Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form for the year ended December 31, 2006.

2	Audited Comparative Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2006 and 2005, including a reconciliation to Canadian generally accepted accounting principles, and together with the reports thereon of the Independent Registered Chartered Accountants.

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

23.2	Consent of GRD Minproc Ltd.

23.3	Consent of Norwest Corporation.

23.4	Consent of Bernard Peters.

23.5	Consent of Robert Cinits.

23.6	Consent of Harry Parker.

23.7	Consent of Allan Haines.

23.8	Consent of Dean David.

23.9	Consent of Richard D. Tifft III.

23.10	Consent of Patrick P. Riley.

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.