Form 40-F/A
period 2007-12-31
IVANHOE MINES LTD
filed 2008-12-22
CIK 1158041

UNITED STATES			OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549			OMB Number: 3235-0381 Expires: June 30, 2011 Estimated average burden hours per response 427
FORM 40-F/A AMENDMENT NO. 1
[Check one]
☐			REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒			ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:	December 31, 2007	Commission File Number:	001-32403

IVANHOE MINES LTD.
(Exact name of Registrant as specified in its charter)

Yukon, Canada
(Province or other jurisdiction of incorporation or organization)

1021
(Primary Standard Industrial Classification Code Number (if applicable))

NONE
(I.R.S. Employer Identification Number (if applicable))

Suite 654, 999 Canada Place Vancouver, British Columbia Canada V6C 3E1 (604) 688-5755
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class		Name of each exchange on which registered
Common shares, without par value		New York Stock Exchange Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)

SEC 2285 (03-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

For Annual Reports indicate by check mark the information filed with this Form:
☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 375,073,433 common shares outstanding as of December 31, 2007.

Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82- _____________ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☒	No ☐

This Amendment No. 1 to the Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form S-8 (File No. 333-143550) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment") to the Registrant’s Annual Report on Form 40-F filed on April 1, 2008 (the "Original Filing") of Ivanhoe Mines Ltd. ("Ivanhoe") for the fiscal year ended December 31, 2007, is being filed for the purpose of revising the consent of Deloitte & Touche LLP, independent registered chartered accountants.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Original Filing or reflect any events that have occurred after the Original Filing was filed. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

EXHIBIT INDEX

The following documents have been filed as part of this Amendment on Form 40-F as Exhibits hereto:

Exhibit	Documents
1*	Annual Information Form for the year ended December 31, 2007.

2*

Audited Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2007 and 2006, together with the reports thereon of the Independent Registered Chartered Accountants.

3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

23.2*	Consent of GRD Minproc Limited

23.3*	Consent of Norwest Corporation

23.4*	Consent of The Americas Group

23.5*	Consent of Bernard Peters

23.6*	Consent of Stepher Torr

23.7*	Consent of John Vann

23.8*	Consent of Dean David

23.9*	Consent of Scott Jackson

23.10*	Consent of Jeffrey Price

23.11*	Consent of Patrick P. Riley

23.12*	Consent of Richard D. Tifft III

23.13*	Consent of Patrick P. Riley

23.14*	Consent of Gene Wusaty

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act, as amended).

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act, as amended).

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2008	IVANHOE MINES LTD.
	By:	/s/ Beverly A. Bartlett
Name: Beverly A. Bartlett
Title: Vice President and Corporate Secretary