Form 40-F
period 2008-12-31
IVANHOE MINES LTD
filed 2009-04-01
CIK 1158041

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2008
Commission File Number: [001-32403]
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
CT Corporation System
111 Eighth Avenue
New York, New York
10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

New York Stock Exchange/
Common Shares without par value	Nasdaq Stock Market

(Title of Class)	(Exchanges)
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
378,046,013 Common Shares outstanding as of December 31, 2008
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
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
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
ADDITIONAL DISCLOSURE
SIGNATURE
EXHIBIT INDEX
EX-1
EX-2
EX-3
EX-23.1
EX-23.2
EX-23.3
EX-23.4
EX-23.5
EX-23.6
EX-23.7
EX-23.8
EX-23.9
EX-31.1
EX-31.2
EX-32.1
EX-32.2
In this annual report on Form 40-F, all funds are quoted in Canadian dollars unless otherwise indicated.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Annual Information Form of Ivanhoe Mines Ltd. (the “Company”) for the year ended December 31, 2008, see Exhibit 1 of this Annual Report on Form 40-F.
B. Audited Annual Financial Statements
For the Company’s audited consolidated financial statements for the year ended December 31, 2008 and 2007, including the auditor’s report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F.
C. Management’s Discussion and Analysis
For the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008, see Exhibit 3 of this Annual Report on Form 40-F.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of the Company’s discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the anticipated future production for the Ovoot Tolgoi Coal Mine, the potential improvement of the export conditions at the Ceke border between Mongolia and China and the completion of a feasibility study on the Ovoot Tolgoi Coal Mine; the potential of plans to make non-core projects self-funding; and other statements that are not historical facts.
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
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED RESOURCES
This document and the documents incorporated by reference herein have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, and the documents incorporated by reference herein, use the terms “measured,” “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under current United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits historical estimates made prior to the adoption of NI 43-101 that do not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

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
As of the end of the Company’s fiscal year ended December 31, 2008, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (“SEC”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
Management’s Report on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of the SEC in the United States, as applicable. The Company’s principal executive officer and principal financial officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s principal executive officer and principal financial officer have determined that the Company’s internal control over financial reporting was effective as at December 31, 2008 and have certified the Company’s annual filings with the SEC on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.
Management of the Company reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Deloitte & Touche LLP, independent registered chartered accountants, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. Deloitte & Touche LLP has provided such opinions.
Changes in Internal Control Over Financial Reporting
During the year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
The Company’s independent registered chartered accountants, Deloitte & Touche LLP, have issued an unqualified opinion on the Company’s internal control over financial reporting which is included in the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2008 attached hereto as Exhibit 2.
AUDIT COMMITTEE
The Company’s board of directors has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Messrs. David Korbin, Kjeld Thygesen and Dr. Marcus Faber. Mr. Korbin is the Chairman of the Audit Committee.
Each of the directors serving on the Audit Committee has also been determined by the board of the Company to be independent within the criteria established by the SEC, the New York Stock Exchange (the “NYSE”) and the NASDAQ Stock Market (“Nasdaq”) for audit committee membership.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s board of directors has determined that Mr. David Korbin (a nominee of management for re-election as a director at the Meeting) is an “audit committee financial expert” (as such term is defined in Form 40-F). In addition, Mr. Korbin is independent, as that term is defined by the SEC and the NYSE and Nasdaq listing standards. Mr. Korbin holds a Chartered Accountant designation and has worked as an accounting professional for over 25 years.
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

Since the adoption of the Code of Business Conduct and Ethics, there have not been any amendments to the Code of Business Conduct and Ethics (other than housekeeping amendments to the Code in 2007 to clarify consulting and reporting procedures and to recognize the Company’s whistleblower mechanism) or waivers, including implicit waivers, from any provision of the Code of Business Conduct and Ethics.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche LLP has served as the Company’s auditing firm since January 1995. Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2008 and fiscal 2007 were approximately Canadian $3,330,000 and Canadian $1,838,000, respectively. The aggregate fees billed by the auditors in fiscal 2008 and fiscal 2007 are detailed below.

(Canadian $ in 000’s)	2008	2007
Audit Fees (a)	$1,030	$935
Audit Related Fees (b)	$1,960	$439
Tax Fees (c)	$43	$411
All Other Fees (d)	$297	$53

Total	$3,330	$1,838

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2008 and 2007 consists of:
•	audit of the Corporation’s annual statutory financial statements; and

•	audit of its subsidiaries, SouthGobi Energy Resources Ltd.’s and Ivanhoe Australia Limited’s, annual statutory financial statements.
In addition, in 2008 and 2007, fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.
(b)	Fees for audit-related services provided during fiscal 2008 and 2007 consists of:
•	translation services;

•	financial accounting and reporting consultations;

•	reviews of the Corporation’s quarterly financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.
The 2008 audit-related services were substantially higher than those incurred in 2007 due to the incursion of $1,182,000 relating to services provided in respect of SouthGobi’s potential Asian stock exchange listing and $370,000 relating to services provided in respect of Ivanhoe Australia’s initial public offering.
(c)	Fees for tax services provided during fiscal 2008 and 2007 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Corporation and its subsidiaries.

(d)	The Corporation incurred fees of Cdn.$297,000 for products and services provided by its principal accountant during fiscal 2008 and 2007 not disclosed in subsections (a), (b) or (c).

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
CORPORATE GOVERNANCE PRACTICES
Corporate Governance Practices Compared to NYSE and Nasdaq Listing Standards
The Company has reviewed its corporate governance practices against the requirements of the NYSE and Nasdaq, and determined that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under NYSE and Nasdaq listing standards. This includes the composition of the Board of Directors, because in excess of one-half of the Company’s directors (seven of twelve directors) are considered independent for purposes of the NYSE and Nasdaq corporate governance rules. The Company’s directors that the Board of Directors has determined to be independent under the NYSE and Nasdaq corporate governance rules are David Huberman, Markus Faber, Robert Hanson, Kjeld Thygesen, Howard Balloch, Livia Mahler and David Korbin. All of these directors are nominees for re-election to the Board at the 2009 annual general meeting scheduled for May 8, 2009 (the “Meeting”). If re-elected, following the Meeting in excess of one-half of the Company’s directors (seven of twelve directors) will continue to be considered independent for purposes of the NYSE and Nasdaq corporate governance rules.

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
Dated: March 31, 2009
IVANHOE MINES LTD.

By:	/s/ Beverly A. Bartlett Name: Beverly A. Bartlett
Title: Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document

1	Annual Information Form for the year ended December 31, 2008.

2	Audited Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2008 and 2007, together with the reports thereon of the Independent Registered Chartered Accountants.

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

23.2	Consent of GRD Minproc Limited.

23.3	Consent of Bernard Peters.

23.4	Consent of Stephen Torr.

23.5	Consent of John Vann.

23.6	Consent of Dean David.

23.7	Consent of Scott Jackson.

23.8	Consent of Jeffrey Price.

23.9	Consent of Gene Wusaty.

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.