Form 40-F
period 2009-12-31
IVANHOE MINES LTD
filed 2010-04-01
CIK 1158041

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
☐ Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2009	Commission File Number: [001-32403]
IVANHOE MINES LTD.
(Exact name of Registrant as specified in its charter)

Yukon, Canada	1021	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
incorporation or organization)	Classification Code Number)
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
425,447,552 Common Shares outstanding as of December 31, 2009
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                      No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☐                      No ☐
The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration statement under the Securities Act of 1933: Form S-8 (File No. 333-160783).

In this annual report on Form 40-F, all funds are quoted in Canadian dollars unless otherwise indicated.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Annual Information Form of Ivanhoe Mines Ltd. (the “Company”) for the year ended December 31, 2009, see Exhibit 1 of this Annual Report on Form 40-F.
B. Audited Annual Financial Statements
For the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008, including the auditor’s report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F.
C. Management’s Discussion and Analysis
For the Company’s Management’s Discussion and Analysis for the year ended December 31, 2009, see Exhibit 3 of this Annual Report on Form 40-F.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; mining plans for the Oyu Tolgoi Project and the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the estimated schedule and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; mining plans and production forecasts for the Ovoot Tolgoi Coal Mine; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Mine; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Mine; the anticipated timing of payback of capital invested in the Ovoot Tolgoi Coal Mine; the impact of amendments to the laws of Mongolia and other countries in which IVN carries on business, particularly with respect to taxation; the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “General Development of the Business – Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2009. The reader is cautioned not to place undue reliance on forward-looking information or statements.
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
As of the end of the Company’s fiscal year ended December 31, 2009, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (“SEC”) rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
Management’s Report on Internal Control over Financial Reporting
The required disclosure is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2009, filed as Exhibit 3 of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting
During the year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Company’s independent registered chartered accountants, Deloitte & Touche LLP, have issued an unqualified opinion on the Company’s internal control over financial reporting which is included in the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2009 attached hereto as Exhibit 2.

AUDIT COMMITTEE
The Company’s board of directors has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Ms. Livia Mahler and Messrs. David Korbin, Kjeld Thygesen and Dr. Marcus Faber. Mr. Korbin is the Chairman of the Audit Committee.
Each of the directors serving on the Audit Committee has also been determined by the board of the Company to be independent within the criteria established by the SEC, the New York Stock Exchange (the “NYSE”) and the NASDAQ Stock Market (“Nasdaq”) for audit committee membership.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s board of directors has determined that Mr. David Korbin is an “audit committee financial expert” (as such term is defined in Form 40-F). In addition, Mr. Korbin is independent, as that term is defined by the SEC and the NYSE and Nasdaq listing standards. Mr. Korbin holds a Chartered Accountant designation and has worked as an accounting professional for over 25 years.
CODE OF BUSINESS CONDUCT AND ETHICS
The Company has adopted a written “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics, which applies to all of the Company’s employees, executive officers and directors, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Business Conduct and Ethics includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Company’s Code of Business Conduct and Ethics, see “Ethics Point – Code of Business Conduct and Ethics” posted on the Company’s website, www.ivanhoemines.com. The Code of Business Conduct and Ethics is also available in print to any shareholder who requests it. Requests for copies of the Code should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche LLP has served as the Company’s auditing firm since January 1995. Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2009 and fiscal 2008 were approximately $2,403,000 and $3,330,000, respectively. The aggregate fees billed by the auditors in fiscal 2009 and fiscal 2008 are detailed below.

($ in 000’s)	2009	2008
Audit Fees (a)	$873	$1,030
Audit Related Fees (b)	1,469	1,960
Tax Fees (c)	26	43
All Other Fees (d)	35	297

Total	$2,403	$3,330

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2009 and 2008 consisted of:
•	audit of the Company’s annual statutory financial statements; and

•	audit of its subsidiaries, SouthGobi Energy Resources Ltd.’s and Ivanhoe Australia Limited’s, annual statutory financial statements.
In addition, in 2009 and 2008, fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.
(b)	Fees for audit-related services provided during fiscal 2009 and 2008 consisted of:
•	translation services;

•	financial accounting and reporting consultations;

•	reviews of the interim financial statements of the Company and its subsidiaries; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.
(c)	Fees for tax services provided during fiscal 2009 and 2008 consisted of income tax compliance and tax planning and advice relating to transactions and proposed transactions of the Company and its subsidiaries.

(d)	The Company incurred fees of $35,000 and $297,000 for products and services provided by its principal accountant during fiscal 2009 and 2008 not disclosed in subsections (a), (b) or (c).
Pre-Approval Policies and Procedures
All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service needs to be reported to the Audit Committee at its regularly scheduled meetings.
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
OFF-BALANCE SHEET ARRANGEMENTS
During the most recent fiscal year, the Company was not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations,” contained in Exhibit 3 to this Annual Report on Form 40-F, is incorporated by reference herein.
CORPORATE GOVERNANCE PRACTICES
Corporate Governance Practices Compared to NYSE and Nasdaq Listing Standards
The Company has reviewed its corporate governance practices against the requirements of the NYSE and Nasdaq, and determined that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under NYSE and Nasdaq listing standards. This includes the composition of the board of directors, because in excess of one-half of the Company’s directors (seven of twelve directors) are considered independent for purposes of the NYSE and Nasdaq corporate governance rules. The board of directors has determined the following seven directors to be independent under the NYSE and Nasdaq corporate governance rules: David Huberman, Markus Faber, Robert Hanson, Kjeld Thygesen, Howard Balloch, Livia Mahler and David Korbin. All of these directors are nominees for re-election to the Board at the 2010 annual general meeting scheduled for May 7, 2010 (the “Meeting”). Shareholders of the Company will also be asked at the Meeting to approve a special resolution increasing the maximum number of directors of the Company from twelve (12) to fourteen (14), and to separately elect one additional director for the ensuing year, contingent upon the special resolution being passed. Such additional director is expected to qualify as an independent director under the NYSE and Nasdaq corporate governance rules effective June 1, 2010. If the special resolution increasing the maximum number of directors of the Company is passed, the board of directors also intends to appoint, following the Meeting, one further board member to hold office until the next annual general meeting of the Company, which board member is also expected to be an independent director for purposes of the NYSE and Nasdaq corporate governance rules. Therefore following the Meeting, in excess of one-half of the Company’s directors will continue to be considered independent for purposes of the NYSE and Nasdaq corporate governance rules.

Presiding Director at Meetings of Non-Management Directors
The Company’s board of directors holds regular quarterly meetings and meets as required between the quarterly meetings. As part of the quarterly meetings, the Company’s “non-management directors” (as that term is defined in the rules of the NYSE) have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of non-management directors is held by teleconference to update the directors on corporate developments since the last Board meeting. David Huberman, the Company’s lead director (the “Lead Director”), serves as the presiding director at such meetings of non-management directors.
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
Corporate Governance Guidelines
According to NYSE Rule 303A.09 and Rule 4350(n) of the Nasdaq Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Company has adopted the required guidelines and has posted them on its website at www.ivanhoemines.com. The required guidelines are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
Board Committee Mandates
The Mandates of the Company’s Audit Committee, Compensation and Benefits Committee and Nominating and Corporate Governance Committee are each available for viewing on the Company’s website at www.ivanhoemines.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
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
Dated: March 31, 2010

IVANHOE MINES LTD.
By:	/s/ Beverly A. Bartlett
	Name:	Beverly A. Bartlett
	Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
1	Annual Information Form for the year ended December 31, 2009.

2
Audited Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2009 and 2008, together with the reports thereon of the Independent Registered Chartered Accountants.

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

23.2	Consent of AMEC Minproc Limited.

23.3	Consent of Bernard Peters.

23.4	Consent of John Vann.

23.5	Consent of Dean David.

23.6	Consent of Scott Jackson.

23.7	Consent of Albert Chance.

23.8	Consent of Stephen Torr.

23.9	Consent of Norwest Corporation.

23.10	Consent of Alister Horn.

23.11	Consent of Richard Tifft III.

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.