Form 40-F
period 2010-12-31
IVANHOE MINES LTD
filed 2011-04-01
CIK 1158041

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2010
Commission File Number: 001-32403
IVANHOE MINES LTD.
(Exact name of Registrant as specified in its charter)

Yukon, Canada	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suite 654, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, (604) 688-5755
(Address and telephone number of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York
10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares without par value	New York Stock Exchange Nasdaq

(Title of Class)	(Exchanges)
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
568,560,669 Common Shares outstanding as of December 31, 2010
Indicate by check mark whether the Registrant by filing the information contained within this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
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
Yes ☐     No ☐
The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration Statements on Form S-8 (File Nos. 333-160783, 333-143550, 333-135595, 333-128205 and 333-113048) under the Securities Act of 1933, as amended.

In this annual report on Form 40-F, all funds are quoted in Canadian dollars unless otherwise indicated.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Annual Information Form of Ivanhoe Mines Ltd. (the “Company”) for the year ended December 31, 2010, see Exhibit 99.1 of this Annual Report on Form 40-F.
B. Audited Annual Financial Statements
For the Company’s audited consolidated financial statements for the years ended December 31, 2010 and 2009, including the auditor’s report with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.
C. Management’s Discussion and Analysis
For the Company’s Management’s Discussion and Analysis for the year ended December 31, 2010, see Exhibit 99.3 of this Annual Report on Form 40-F.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; mining plans for the Oyu Tolgoi Project and the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the estimated schedule and cost of bringing the Oyu Tolgoi Project into commercial production; the ability of IVN to arrange acceptable financing commitments for the Oyu Tolgoi Project, including the OT Project Financing (as defined in the section entitled “Rio Tinto Transactions — HOA — Oyu Tolgoi Project Financing”); implementation of the transactions contemplated by the HOA; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which the Company carries on business, particularly with respect to taxation; the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “General Development of the Business — Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2010. The reader is cautioned not to place undue reliance on forward-looking information or statements.

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
As of the end of the Company’s fiscal year ended December 31, 2010, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (“SEC”) rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
Management’s Report on Internal Control over Financial Reporting
The required disclosure is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2010, filed as Exhibit 99.3 of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting
During the year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Company’s independent registered chartered accountants, Deloitte & Touche LLP, have issued an unqualified opinion on the Company’s internal control over financial reporting which is included in the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2010 attached hereto as Exhibit 99.2.

AUDIT COMMITTEE
The Company’s board of directors has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Ms. Livia Mahler and Messrs. David Korbin, Tracy Stevenson and Dr. Marcus Faber. Mr. Korbin is the Chairman of the Audit Committee.
Each of the directors serving on the Audit Committee has also been determined by the board of the Company to be independent within the criteria established by the SEC, the New York Stock Exchange (the “NYSE”) and the NASDAQ Stock Market (“Nasdaq”) for audit committee membership.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s board of directors has determined that Mr. David Korbin is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). In addition, Mr. Korbin is independent, as that term is defined by the SEC and the NYSE and Nasdaq listing standards. Mr. Korbin holds a Chartered Accountant designation and has worked as an accounting professional for over 25 years.
CODE OF BUSINESS CONDUCT AND ETHICS
The Company has adopted a written “code of ethics” (defined in paragraph 9(b) of General Instruction B to Form 40-F), entitled Code of Business Conduct and Ethics, which applies to all of the Company’s employees, executive officers and directors, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Business Conduct and Ethics includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Company’s Code of Business Conduct and Ethics, see “Corporate — Ethics Point — Code of Business Conduct and Ethics” posted on the Company’s website, www.ivanhoemines.com. The Code of Business Conduct and Ethics is also available in print to any shareholder who requests it. Requests for copies of the Code should be made by contacting: Ivanhoe Mines Ltd., 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche LLP has served as the Company’s auditing firm since January 1995. Fees billed by Deloitte & Touche LLP during fiscal 2010 and fiscal 2009 were approximately $2,181,000 and $2,403,000, respectively. The aggregate fees billed by the auditors in fiscal 2010 and fiscal 2009 are detailed below.

($ in 000’s)	2010	2009
Audit Fees (a)	$954	$873
Audit Related Fees (b)	$1,156	$1,504
Tax Fees (c)	$71	$26

Total	$2,181	$2,403

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2010 and 2009 consisted of:
•	audit of the Company’s annual statutory financial statements; and
•	audits of the annual statutory financial statements of its subsidiaries, SouthGobi Resources Ltd. and Ivanhoe Australia Limited.
In addition, in fiscal 2010 and 2009, fees were paid for services provided in connection with a review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.
(b)	Fees for audit-related services provided during fiscal 2010 and 2009 consisted of:
•	translation services;
•	financial accounting and reporting consultations;
•	reviews of the interim financial statements of the Company and its subsidiaries; and
•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory matters.
(c)
Fees for tax services provided during fiscal 2010 and 2009 consisted of income tax compliance and tax planning and advice relating to transactions and proposed transactions of the Company and its subsidiaries.

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
OFF-BALANCE SHEET ARRANGEMENTS
During the most recent fiscal year, the Company was not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The required information is provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations,” contained in Exhibit 99.3 to this Annual Report on Form 40-F.
CORPORATE GOVERNANCE PRACTICES
Corporate Governance Practices Compared to NYSE and Nasdaq Listing Standards
The Company has reviewed its corporate governance practices against the requirements of the NYSE and Nasdaq, and determined that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under NYSE and Nasdaq listing standards. This includes the composition of the board of directors, because in excess of one-half of the Company’s directors (seven of twelve directors) are considered independent for purposes of the NYSE and Nasdaq corporate governance rules. The board of directors has determined the following ten directors to be independent under the NYSE and Nasdaq corporate governance rules: David Huberman, Ed Flood, Markus Faber, Howard Balloch, Livia Mahler, David Korbin, Robert Holland, Michael Gordon, Dan Westbrook, and Tracy Stevenson. All of these directors are nominees for re-election to the Board at the 2011 annual general meeting scheduled for May 10, 2011 (the “Meeting”).

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
Communication with Non-Management Directors
Shareholders may send communications to the Company’s non-management directors by writing to the Lead Director, c/o Ivanhoe Mines Ltd., 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1. Communications will be referred to the Lead Director for appropriate action. The status of all outstanding concerns addressed to the Lead Director will be reported to the board of directors as appropriate.
Corporate Governance Guidelines
According to Rule 303A.09 of the NYSE Listed Company Manual and Rule 4350(n) of the Nasdaq Marketplace Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Company has adopted the required guidelines and has posted them on its website at www.ivanhoemines.com. The required guidelines are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Ivanhoe Mines Ltd., 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
Board Committee Mandates
The Mandates of the Company’s Audit Committee, Compensation and Benefits Committee and Nominating and Corporate Governance Committee are each available for viewing on the Company’s website at www.ivanhoemines.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Ivanhoe Mines Ltd., 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.
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
Consent to Service of Process
The Company has previously filed an Appointment of Agent for Service of Process on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.
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
Dated: March 31, 2011
IVANHOE MINES LTD.

By:	/s/ Beverly A. Bartlett

	Name:	Beverly A. Bartlett
	Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document

99.1	Annual Information Form for the year ended December 31, 2010.

99.2
Audited Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2010 and 2009, together with the reports thereon of the Independent Registered Chartered Accountants.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

99.5	Consent of Bernard Peters.

99.6	Consent of John Vann.

99.7	Consent of Dean David.

99.8	Consent of Scott Jackson.

99.9	Consent of Albert Chance.

99.10	Consent of George Stephan.

99.11	Consent of Jarek Jakubec.

99.12	Consent of Bruce Brown.

99.13	Consent of Stephen Torr.

99.14	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.15	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

99.16	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.17	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.