Form 40-F/A
period 2010-12-31
IVANHOE MINES LTD
filed 2011-04-29
CIK 1158041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2010	Commission File Number: 001-32403
IVANHOE MINES LTD.
(Exact name of Registrant as specified in its charter)

Yukon, Canada (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Suite 654, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, (604) 688-5755
(Address and telephone number of registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, New York
10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

New York Stock Exchange
Common Shares without par value	Nasdaq
(Title of Class)	(Exchanges)
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

EXPLANATORY NOTE
The Registrant is filing this Form 40-F/A to the Registrant’s Annual Report on Form 40-F, dated March 31, 2011 (the “Form 40-F”), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B.(15)(a)(i) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant’s Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) or Regulation S-T.
No other changes have been made to the Form 40-F. This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: April 29, 2011
IVANHOE MINES LTD.

By:	/s/ Beverly A. Bartlett Name: Beverly A. Bartlett
Title: Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
99.1*	Annual Information Form for the year ended December 31, 2010.
99.2*	Audited Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2010 and 2009, together with the reports thereon of the Independent Registered Chartered Accountants.
99.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
99.4*	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
99.5*	Consent of Bernard Peters.
99.6*	Consent of John Vann.
99.7*	Consent of Dean David.
99.8*	Consent of Scott Jackson.
99.9*	Consent of Albert Chance.
99.10*	Consent of George Stephan.
99.11*	Consent of Jarek Jakubec.
99.12*	Consent of Bruce Brown.
99.13*	Consent of Stephen Torr.
99.14*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
99.15*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
99.16*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
99.17*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
101	Interactive Data File.

*	Previously filed with the Commission.