Form 40-F
period 2011-12-31
IVANHOE MINES LTD
filed 2012-04-02
CIK 1158041

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2011

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

739,382,976 Common Shares outstanding as of December 31, 2011

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Annual Information Form of Ivanhoe Mines Ltd. (the “Company”) for the year ended December 31, 2011, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2011 and 2010, including the report of the independent registered chartered accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Audited Consolidated Financial Statements included as Exhibit 99.2 are incorporated by reference into this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Company’s Management’s Discussion and Analysis for the year ended December 31, 2011, see Exhibit 99.3 of this Annual Report on Form 40-F. The Management’s Discussion and Analysis included as Exhibit 99.3 is incorporated by reference into this Annual Report on Form 40-F.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; mining plans for the Oyu Tolgoi Project and the schedule for carrying out and completing construction of the Oyu Tolgoi Project, including all related infrastructure; the timing and outcome of discussions between Mongolian and Chinese governments regarding importing electrical power from China, including the development of alternative power generation if such discussions are not successful; the estimated schedule and cost of bringing the Oyu Tolgoi Project into initial production and commercial production; the ability of the Company to arrange acceptable financing commitments for the Oyu Tolgoi Project, including the OT Project Financing (as defined in the section entitled “Rio Tinto Transactions – HOA – Oyu Tolgoi Project Financing”); implementation of the transactions contemplated by the HOA; the impact of the arbitration ruling with Rio Tinto and the proposed termination of the Shareholders Rights Plan; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which the Company carries on business, particularly with respect to taxation; the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “General Development of the Business – Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2011. The reader is cautioned not to place undue reliance on forward-looking information or statements.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all mineral reserve and resource estimates included in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Report on Form 40-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Ivanhoe in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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

As of the end of the Company’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (“SEC”) rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Report on Internal Control over Financial Reporting

The required disclosure is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2011, contained in Exhibit 99.3 of this Annual Report on Form 40-F and incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP have issued an unqualified opinion on the Company’s internal control over financial reporting which is included in the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2011 incorporated by reference in Exhibit 99.2.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

The Company’s board of directors has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Ms. Livia Mahler and Messrs. David Korbin, Tracy Stevenson, Dr. Markus Faber and Michael Gordon. Mr. Korbin is the Chairman of the Audit Committee.

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

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a written “code of ethics” (defined in paragraph 9(b) of General Instruction B to Form 40-F), entitled Code of Business Conduct and Ethics, which applies to all of the Company’s employees, executive officers and directors, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Business Conduct and Ethics includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Company’s Code of Business Conduct and Ethics, see “Corporate – Ethics Point – Code of Business Conduct and Ethics” posted on the Company’s website, www.ivanhoemines.com. The Code of Business Conduct and Ethics is also available in print to any shareholder who requests it. Requests for copies of the Code should be made by contacting: Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as the Company’s independent auditors since January 1995. Fees billed by Deloitte & Touche LLP during fiscal 2011 and fiscal 2010 were approximately $2,940,000 and $2,181,000 respectively. The aggregate fees billed by the auditors in fiscal 2011 and fiscal 2010 are detailed below.

($ in thousands)	2011	2010
Audit Fees (a)	$1,203	$954
Audit Related Fees (b)	$771	$1,156
Tax Fees (c)	$143	$71
Other Fees (d)	$823	—

Total	$2,940	$2,181

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2011 and 2010 consisted of:

•	audit of the Company’s annual statutory financial statements; and

•	audit of its subsidiaries, SouthGobi’s and Ivanhoe Australia’s annual statutory financial statements.

In addition, in 2011 and 2010 fees were paid for services provided in connection with a review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.

(b)	Fees for audit-related services provided during fiscal 2011 and 2010 consisted of:

•	translation services;

•	financial accounting and reporting consultations;

•	reviews of the Company’s quarterly financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)

Fees for tax services provided during fiscal 2011 and 2010 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Company and its subsidiaries.

(d)	Fees for other services provided during fiscal 2011 related to human capital advisory services to a subsidiary of the Company.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service needs to be reported to the Audit Committee at its regularly scheduled meetings.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required information is provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations,” contained in Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices Compared to NYSE and Nasdaq Listing Standards

The Company has reviewed its corporate governance practices against the requirements of the NYSE and Nasdaq, and determined that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under NYSE and Nasdaq listing standards. This includes the composition of the board of directors, because in excess of one-half of the Company’s directors (eight of fourteen directors) are considered independent for purposes of the NYSE and Nasdaq corporate governance rules. The board of directors has determined the following eight directors to be independent under the NYSE and Nasdaq corporate governance rules: David Huberman, Markus Faber, Livia Mahler, David Korbin, Robert Holland III, Michael Gordon, Dan Westbrook and Tracy Stevenson.

Presiding Director at Meetings of Independent Directors

The Company’s board of directors holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the Company’s “independent directors” (as that term is defined in the rules of the NYSE) also have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of independent directors is held by teleconference to update the directors on corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. David Huberman, the Company’s Chairman, serves as the presiding director at such meetings of independent directors.

Communication with Independent Directors

Shareholders may send communications to the Company’s independent directors by writing to the Chairman, c/o Ivanhoe Mines Ltd., 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1. Communications will be referred to the Chairman for appropriate action. The status of all outstanding concerns addressed to the Chairman will be reported to the board of directors as appropriate.

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

Dated: March 30, 2012

IVANHOE MINES LTD.

By:	/s/ Beverly A. Bartlett
	Name:	Beverly A. Bartlett
	Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document

99.1	Annual Information Form for the year ended December 31, 2011.

99.2

Audited Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2011 and 2010, together with the reports thereon of the Independent Registered Chartered Accountants (incorporated by reference to Exhibit 99.1 of Ivanhoe Mines Ltd.’s Form 6-K filed with the Securities and Exchange Commission on March 21, 2012) (File No. 001-32403).

99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations (incorporated by reference to Exhibit 99.1 of Ivanhoe Mines Ltd.’s Form 6-K filed with the Securities and Exchange Commission on March 21, 2012) (File No. 001-32403).

99.4	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

99.5	Consent of Bernard Peters.

99.6	Consent of Dean David.

99.7	Consent of Scott Jackson.

99.8	Consent of Albert Chance.

99.9	Consent of Jarek Jakubec.

99.10	Consent of AMC consultants Pty Ltd.

99.11	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.12	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.13	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.14	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.