Form 40-F/A
period 2011-12-31
IVANHOE MINES LTD
filed 2012-04-25
CIK 1158041

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

☒ Annual Information Form         ☒ Audited Annual Financial Statements

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

Yes  ☒        No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒        No  ☐

The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration Statements on Form S-8 (File Nos. 333-160783, 333-143550, 333-135595, 333-128205 and 333-113048) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The Registrant is filing this Form 40-F/A to the Registrant’s Annual Report on Form 40-F, dated March 30, 2012 (the “Form 40-F”), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B.(15)(a)(ii) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant’s Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

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

Dated: April 25, 2012

IVANHOE MINES LTD.

By:	/s/ Beverly A. Bartlett
	Name:	Beverly A. Bartlett
	Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document
99.1*	Annual Information Form for the year ended December 31, 2011.

99.2*	Audited Consolidated Financial Statements of Ivanhoe Mines Ltd., including the notes thereto, as of and for the years ended December 31, 2011 and 2010, together with the reports thereon of the Independent Registered Chartered Accountants (incorporated by reference to Exhibit 99.1 of Ivanhoe Mines Ltd.’s Form 6-K filed with the Securities and Exchange Commission on March 21, 2012) (File No. 001-32403).

99.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations (incorporated by reference to Exhibit 99.1 of Ivanhoe Mines Ltd.’s Form 6-K filed with the Securities and Exchange Commission on March 21, 2012) (File No. 001-32403).

99.4*	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

99.5*	Consent of Bernard Peters.

99.6*	Consent of Dean David.

99.7*	Consent of Scott Jackson.

99.8*	Consent of Albert Chance.

99.9*	Consent of Jarek Jakubec.

99.10*	Consent of AMC Consultants Pty Ltd.

99.11*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.12*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.13*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.14*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File.

*	Previously filed with the Securities and Exchange Commission.