Form 40-F
period 2012-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2013-03-25
CIK 1158041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2012

Commission File Number: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

Yukon, Canada	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 615 – 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1, (604) 688-5755

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

1,005,535,530 Common Shares outstanding as of December 31, 2012

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Annual Information Form of Turquoise Hill Resources Ltd. (the “Company”) for the year ended December 31, 2012, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2012 and 2011, including the reports of the independent auditors and the independent registered chartered accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Audited Consolidated Financial Statements included as Exhibit 99.2 are incorporated by reference into this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Company’s Management’s Discussion and Analysis for the year ended December 31, 2012, see Exhibit 99.3 of this Annual Report on Form 40-F. The Management’s Discussion and Analysis included as Exhibit 99.3 is incorporated by reference into this Annual Report on Form 40-F.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed dispositions of assets; discussions with third parties respecting material agreements; mining plans for the Oyu Tolgoi Project (as defined in the section entitled “Definitions” in the Annual Information Form of the Company for the year ended December 31, 2012 (the “AIF”)) and the schedule for carrying out and completing development and construction of the Oyu Tolgoi Project, including all related infrastructure (with specific factors described in greater detail below); the estimated schedule and cost of bringing the Oyu Tolgoi Project into commercial production; the impact of, and financing commitments established under, the MOA (as defined in the section entitled “Definitions” in the AIF); the outcome of the discussions being held with the Government of Mongolia on the development and financing of the Oyu Tolgoi Project; anticipated future production and cash flows; the impact of amendments to the laws of Mongolia and other countries in which the Company carries on business, particularly with respect to taxation; the anticipated timing, cost and outcome of plans to continue the development of non-core projects unrelated to the Oyu Tolgoi Project; and other statements that are not historical facts.

With respect to specific forward looking information concerning the construction and development of the Oyu Tolgoi Project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties include among others:

•	the timing and cost of the construction of mining and processing facilities;

•	the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia;

•	the availability and cost of skilled labour and transportation;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the obtaining of (and the timing of obtaining) necessary environmental and other government permits, and the timing of those permits;

•	the availability of funding on reasonable terms;

•	the timing and availability of a coal-fired power plant at the site of the Oyu Tolgoi Project;

•	projected gold and copper prices and demand;

•	initial production estimates and the anticipated yearly production of gold and copper at the Oyu Tolgoi Project; and

•	the development and concentrator nameplate capacity of the Oyu Tolgoi Project’s second phase of development expansion and associated costs.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations.

This Annual Report on Form 40-F also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Annual Report on Form 40-F are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Project, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates and statements are, in large part, based on the following:

•	interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•	assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•	assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Project are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant; and

•	assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Project, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry specific and also regional and global economic factors (including, among others, those which effect commodity prices). Many of these factors are beyond the Company’s control.

All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “General Development of the Business – Risk Factors” in the AIF. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

ADDITIONAL DISCLOSURE

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s principal executive officer and principal financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the Company’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

The Company’s management, including the principal executive officer and principal financial officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-

making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Report on Internal Control over Financial Reporting

The required disclosure is included in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2012, contained in Exhibit 99.3 of this Annual Report on Form 40-F and incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (“PwC”) has issued an unqualified opinion on the Company’s internal control over financial reporting which is included in the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2012 incorporated by reference in Exhibit 99.2.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

The Company’s board of directors has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Mss. Jill Gardiner and Livia Mahler, and Messrs. Peter Gillin and Russel Robertson. Ms. Gardiner is the Chairperson of the Audit Committee.

Each of the directors serving on the Audit Committee has also been determined by the board of the Company to be independent within the criteria established by the SEC, the New York Stock Exchange (the “NYSE”) and the NASDAQ Stock Market (“Nasdaq”) for audit committee membership.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that each of Messrs. Gillin and Robertson is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). In addition, each of Messrs. Gillin and Robertson is independent, as that term is defined by the SEC and the NYSE and Nasdaq listing standards. Mr. Robertson holds a Chartered Accountant designation and has worked as an accounting professional for over 35 years. Mr. Gillin holds a Chartered Financial Analyst designation and worked as a professional investment banker for over 30 years.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a written “code of ethics” (defined in paragraph 9(b) of General Instruction B to Form 40-F), entitled Code of Business Conduct and Ethics, which applies to all of the Company’s employees, executive officers and directors, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Business Conduct and Ethics includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Company’s Code of Business Conduct and Ethics, see “Corporate – Ethics Point – Code of Business Conduct and Ethics” posted on the Company’s website, www.turquoisehill.com. The Code of Business Conduct and Ethics is also available in print to any shareholder who requests it. Requests for copies of the Code should be made by contacting: Turquoise Hill Resources Ltd., Suite 615 – 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC has been the Company’s independent auditors since April 2, 2012. Deloitte LLP (“Deloitte”) served as the Company’s independent auditors from January 1995 until April 2, 2012.

Fees billed by PwC during fiscal 2012 were approximately $1,835,000 and fees billed by Deloitte during fiscal 2011 were approximately $2,940,000. The aggregate fees billed by the auditors in fiscal 2012 and fiscal 2011 are detailed below.

($ in thousands)	2012	2011
Audit Fees (a)	$1,458	$1,203
Audit Related Fees (b)	$377	$771
Tax Fees (c)	$0	$143
All Other Fees (d)	$0	$823

Total	$1,835	$2,940

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2012 and 2011 consisted of:

•	audit of the Company’s annual statutory financial statements; and

•	audit of its subsidiaries, SouthGobi’s and Ivanhoe Australia’s annual statutory financial statements.

In addition, in 2012 and 2011 fees were paid for services provided in connection with a review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Company’s internal controls.

(b)	Fees for audit-related services provided during fiscal 2012 and 2011 consisted of:

•	translation services;

•	financial accounting and reporting consultations;

•	reviews of the Company’s and its subsidiaries’ interim financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)	Fees for tax services provided during fiscal 2011 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Company and its subsidiaries.

(d)	Fees for other services provided during fiscal 2011 related to human capital advisory services to a subsidiary of the Company.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee’s Charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Company’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committe.

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

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices Compared to NYSE and Nasdaq Listing Standards

The Company has reviewed its corporate governance practices against the requirements of the NYSE and Nasdaq, and determined that, except for the composition of the Company’s Nominating and Corporate Governance Committee (the “NCG Committee”) as discussed below, its corporate governance practices do not differ in any significant way from those followed by U.S. companies under NYSE and Nasdaq listing standards. This includes the composition of the board of directors, because in excess of one-half of the Company’s directors (seven of thirteen directors) are considered independent for purposes of the NYSE and Nasdaq corporate governance rules. The board of directors has determined the following seven directors to be independent under the NYSE and Nasdaq corporate governance rules: Jill Gardiner, Peter Gillin, Isabelle Hudon, David Klingner, Charles Lenegan, Livia Mahler and Russel Robertson.

The composition of the NCG Committee, however, includes one director that is not independent, which differs from the NYSE and Nasdaq corporate governance standards that require a listed company to maintain a nominating/corporate governance committee composed entirely of independent directors. The NCG Committee is composed of four voting members, a majority of whom are independent directors. Canadian securities legislation does not require a listed company to maintain a certain level of independence within the nominating/corporate governance committee. As a foreign private issuer, the Company is permitted under NYSE and Nasdaq listing standards to follow Canadian corporate governance practices on certain matters, including the composition of the nominating/corporate governance committee.

Presiding Director at Meetings of Independent Directors

The Company’s board of directors holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the Company’s “independent directors” (as that term is defined in the rules of the NYSE) also have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of independent directors is held by teleconference to update the directors on corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. David Klingner, the Company’s Chairman, serves as the presiding director at such meetings of independent directors.

Communication with Independent Directors

Shareholders may send communications to the Company’s independent directors by writing to the Chairman, c/o Turquoise Hill Resources Ltd., Suite 615 – 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1. Communications will be referred to the Chairman for appropriate action. The status of all outstanding concerns addressed to the Chairman will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to Rule 303A.09 of the NYSE Listed Company Manual and Rule 5610 of the Nasdaq Marketplace Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Company has adopted the required guidelines and has posted them on its website at www.turquoisehill.com. The required guidelines are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Turquoise Hill Resources Ltd., Suite 615 – 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1.

Board Committee Mandates

The Mandates of the Company’s Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee and Health, Safety and Environment Committee are each available for viewing on the Company’s website at www.turquoisehill.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Turquoise Hill Resources Ltd., Suite 615 – 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1.

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

Dated: March 25, 2013

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Dustin S. Isaacs
Name: Dustin S. Isaacs
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document

99.1	Annual Information Form for the year ended December 31, 2012.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd., including the notes thereto, as of and for the years ended December 31, 2012 and 2011, together with the reports thereon of the Independent Auditors and Independent Registered Chartered Accountants.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of Deloitte LLP, Independent Registered Chartered Accountants.

99.5	Consent of PricewaterhouseCoopers LLP, Independent Auditors.

99.6	Consent of Bernard Peters.

99.7	Consent of Sharron Sylvester.

99.8	Consent of Malcolm Bridges.

99.9	Consent of Alan Riles.

99.10	Consent of AMC Consultants Pty Ltd.

99.11	Consent of Kendall Cole-Rae.

99.12	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.13	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.14	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.15	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File.