Form 40-F/A
period 2012-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2013-11-14
CIK 1158041

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

Suite 354-200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, (604) 688-5755

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

EXPLANATORY NOTE

Turquoise Hill Resources Ltd. (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the “Original Filing”), as originally filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2013, for the purpose of filing restated Audited Consolidated Financial Statements of the Company as of and for the years ended December 31, 2012 and 2011 (the “Financial Statements”), including the Independent Auditor’s Report and Report of Independent Registered Chartered Accountants with respect thereto. In addition, the Company is including in this Amendment No. 1 its amended and restated Management’s Discussion and Analysis for the year ended December 31, 2012 (the “MD&A”).

The restated Financial Statements and amended and restated MD&A have been amended and restated to (a) correct errors related to the revenue recognition of SouthGobi Resources Ltd., a majority-owned subsidiary of the Company of (“SouthGobi”), (b) correct an error related to withholding taxes on intercompany interest and (c) reclassify the assets and liabilities of Inova Resources Limited (“Inova”) (formerly Ivanhoe Australia Limited) to assets and liabilities held for sale and present the results of operations of Inova as discontinued operations pursuant to the rules of the SEC. The impact on financial information and other affected information herein, including financial information pertaining to 2010 and selected quarterly data of 2012 and 2011, have been restated to give effect to the restatement. These matters are described in Note 28 to the restated Financial Statements and in the amended and restated MD&A.

In conjunction with the restatement described above, the Company’s management has identified a material weakness in the Company’s internal controls over financial reporting as of December 31, 2012, resulting in the failure to properly account for revenues in complex transactions. Specifically, the Company did not ensure that all aspects of sales arrangements were considered in the determination of the appropriate accounting for contracts in which the specified location of transfer of title in the contracts is the customer’s stockpile in a stockyard located within SouthGobi’s Ovoot Tolgoi mine’s mining licence area. As a result of the material weakness, the Company’s principal executive officer and principal financial officer have concluded that internal controls over financial reporting were not effective as of December 31, 2012. This control deficiency cannot be considered to be remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that the controls are operating effectively. See “Management’s Report on Internal Controls Over Financial Reporting” in the amended and restated MD&A.

As a result, by this Amendment No. 1, the Company is amending the Original Filing in order to amend and restate Exhibits 99.2 and 99.3 thereto. In addition, the Original Filing has been amended to include currently dated consents of our independent auditor and independent registered chartered accountants and currently dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The consents of our independent auditor and independent registered chartered accountants and the certifications of our Chief Executive Officer and Chief Financial Officer are included in this Amendment No. 1 as exhibits 99.4, 99.5, 99.12, 99.13, 99.14 and 99.15, respectively.

We have not amended and do not intend to amend our previously filed Annual Reports on Form 40-F for the years ended December 31, 2011 and December 31, 2010 or any quarterly reports furnished on Form 6-K. For this reason, the consolidated financial statements, auditors’ reports and related financial information for the affected periods contained in any reports filed or furnished prior to November 14, 2013 should no longer be relied upon.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in the Original Filing, filed on March 25, 2013, or reflect any events that have occurred after the Original Filing was initially filed. Information regarding subsequent periods is contained in our third quarter report for the three and nine months ended September 30, 2013 furnished to the SEC on Form 6-K on November 14, 2013. This filing should be read and considered in conjunction with such report.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Amendment No. 1:

A. Audited Annual Financial Statements

For the Company’s restated Financial Statements, including the Independent Auditor’s Report and Report of Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Amendment No. 1. The restated Financial Statements included in Exhibit 99.2 are incorporated by reference into this Amendment No. 1.

B. Management’s Discussion and Analysis

For the Company’s amended and restated MD&A, see Exhibit 99.3 of this Amendment No. 1. The amended and restated MD&A included as Exhibit 99.3 is incorporated by reference into this Amendment No. 1.

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

With respect to specific forward looking information concerning the construction and development of the Oyu Tolgoi Project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties include among others:

•	the timing and cost of the construction of mining and processing facilities;

•	the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia;

•	the availability and cost of skilled labour and transportation;

•	the annual usage costs for sand, aggregate and water;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the obtaining of (and the timing of obtaining) necessary environmental and other government permits, and the timing of those permits;

•	the availability of funding on reasonable terms;

•	the timing and availability of a coal-fired power plant at the site of the Oyu Tolgoi Project;

•	projected gold and copper prices and demand;

•	initial production estimates and the anticipated yearly production of gold and copper at the Oyu Tolgoi Project; and

•	the development and concentrator nameplate capacity of the Oyu Tolgoi Project’s second phase of development expansion and associated costs.

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

The Annual Report on Form 40-F also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in the Annual Report on Form 40-F are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Project, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates and statements are, in large part, based on the following:

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all mineral reserve and resource estimates included in the Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in the Annual Report on Form 40-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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

As of the end of the Company’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, as originally filed on March 25, 2013, the Company’s principal executive officer and principal financial officer concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Subsequent to this evaluation and conclusion, the Company’s principal executive officer and principal financial officer determined that the Company had identified a material weakness in internal control over financial reporting. As a result of the material weakness described in Management’s Report on Internal Control over Financial Reporting, the principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2012.

The Company’s management, including the principal executive officer and principal financial officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Report on Internal Control over Financial Reporting

The required disclosure is included in the Company’s amended and restated MD&A, contained in Exhibit 99.3 of this Amendment No. 1 and incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The required disclosure is included in the Company’s amended and restated MD&A, under the heading “Management’s Report on Internal Control Over Financial Reporting — Changes in internal control over financial reporting” contained in Exhibit 99.3 of this Amendment No. 1 and incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (“PwC”) has issued an adverse opinion on the Company’s internal control over financial reporting which is included in the report of PwC on the Company’s restated Audited Consolidated Financial Statements for the year ended December 31, 2012 contained in Exhibit 99.2 of this Amendment No. 1 and incorporated by reference herein.

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

Dated: November 14, 2013

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Dustin S. Isaacs
Name: Dustin S. Isaacs Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document

99.1*	Annual Information Form for the year ended December 31, 2012.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd. as of and for the years ended December 31, 2012 and 2011 (Restated), together with the reports thereon of the Independent Auditors and Independent Registered Chartered Accountants.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations (Amended and Restated).

99.4	Consent of Deloitte LLP, Independent Registered Chartered Accountants.

99.5	Consent of PricewaterhouseCoopers LLP, Independent Auditor.

99.6*	Consent of Bernard Peters.

99.7*	Consent of Sharron Sylvester.

99.8*	Consent of Malcolm Bridges.

99.9*	Consent of Alan Riles.

99.10*	Consent of AMC Consultants Pty Ltd.

99.11*	Consent of Kendall Cole Rae.

99.12	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.13	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.14	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.15	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File.

*	Previously filed with the Securities and Exchange Commission.