Form 40-F
period 2013-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2014-03-26
CIK 1158041

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[ ]	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[✓]	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013             Commission File Number: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

Yukon, Canada (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 354 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, (604) 688-5755

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

[✓] Annual Information Form                     [✓] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,006,116,602 Common Shares outstanding as of December 31, 2013

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [✓]                         No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [✓]                    No [   ]

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

For the Annual Information Form (“AIF”) of Turquoise Hill Resources Ltd. (the “Corporation”) for the year ended December 31, 2013, see Exhibit 99.1 of this Annual Report on Form 40-F. The AIF included as Exhibit 99.1 is incorporated by reference into this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Corporation’s Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012, including the report of the independent auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Audited Consolidated Financial Statements included as Exhibit 99.2 are incorporated by reference into this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

For the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2013 (the “MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F. The MD&A included as Exhibit 99.3 is incorporated by reference into this Annual Report on Form 40-F.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement (as defined in the section entitled “Definitions” in the AIF), project development costs, operating budgets, management fees and governance and the existence or filing of legal proceedings against the

Corporation and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi Mine (as defined in the section entitled “Definitions” in the AIF) and defective title to mineral claims or property. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation’s management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi Mine, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Corporation to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi Mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing (as defined in the section entitled “Definitions” in the AIF); the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi Mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report (as defined in the section entitled “Definitions” in the AIF)); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi Mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi Mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi Mine have been delayed until matters with the government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

This Annual Report on Form 40-F also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Annual Report on Form 40-F are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. In addition, see “Cautionary Note to United States Investors”. Such estimates and statements are, in large part, based on the following:

•

interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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

•

assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Corporation’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the AIF.

Readers are cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Corporation’s forward-looking information and statements to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this Annual Report on Form 40-F are made as of the date of this document and the Corporation does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this Annual Report on Form 40-F are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The documents filed as part of this Annual Report on Form 40-F have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for mineral resources and mineral reserves (“CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Report on Form 40-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

ADDITIONAL DISCLOSURE

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Corporation under applicable securities legislation is gathered and reported to senior management, including the Corporation’s principal executive officer and principal financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the Corporation’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Corporation’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

The Corporation’s management, including the principal executive officer and principal financial officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Report on Internal Control over Financial Reporting

The required disclosure is included in the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2013, contained in Exhibit 99.3 of this Annual Report on Form 40-F and incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

Other than the changes described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Report On Internal Control Over Financial Reporting”, contained in Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein, there were no changes in the Corporation’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (“PwC”) has issued an unqualified opinion on the Corporation’s internal control over financial reporting which accompanies the Corporation’s Audited Consolidated Financial Statements for the year ended December 31, 2013 included as Exhibit 99.2 of this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

The Corporation’s board of directors (the “Board”) has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Ms. Jill Gardiner and Messrs. Peter Gillin and Russel Robertson. Ms. Gardiner has been Chair of the Audit Committee since May 2012.

Each of the directors serving on the Audit Committee has also been determined by the Board to be independent within the criteria established by the SEC, the New York Stock Exchange (the “NYSE”) and the NASDAQ Stock Market (“Nasdaq”) for audit committee membership.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that each of Messrs. Gillin and Robertson is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). In addition, each of Messrs. Gillin and Robertson is independent, as that term is defined by the SEC and the NYSE and Nasdaq listing standards. Mr. Robertson holds a Chartered Accountant designation and has worked as an accounting professional for over 35 years. Mr. Gillin holds a Chartered Financial Analyst Designation and worked as a professional investment banker for over 30 years.

CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation has adopted a written “code of ethics” (defined in paragraph 9(b) of General Instruction B to Form 40-F), entitled “The way we work” (the “Code of Ethics”), which applies to all of the Corporation’s employees, executive officers and directors, including the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Code of Ethics, see “Citizenship – The way we work and Ethics Point” posted on the Corporation’s website, www.turquoisehill.com. The Code of Ethics is also available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Turquoise Hill Resources Ltd., Suite 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC has been the Corporation’s independent auditor since April 2, 2012. Fees billed by PwC during fiscal 2013 were approximately Cdn$1,845,000.

The aggregate fees billed by PwC in fiscal 2013 and fiscal 2012 are detailed below (rounded).

(Cdn$)	2013	2012
Audit Fees (a)	$1,447,000	$1,458,000
Audit Related Fees (b)	$395,000	$377,000
Tax Fees	$0	$0
All Other Fees (c)	$3,000	$0

Total	$1,845,000	$1,835,000

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2013 and 2012 consisted of:

•	audit of the Corporation’s annual statutory financial statements; and

•	audit of its subsidiaries, SouthGobi’s and Inova’s annual statutory financial statements.

In addition, in 2013 and 2012 fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal control on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2013 and 2012 consisted of:

•	translation services;

•	financial accounting and reporting consultations;

•	reviews of the Corporation’s and its subsidiaries’ interim financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)	Fees for other services provided during fiscal 2013 related to a subscription fee in connection with an online database for reporting requirements.

Pre-Approval Policies and Procedures

All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditor’s independence. The Audit Committee’s Charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay preapproved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2013, the Corporation was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Corporation.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required information is provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations”, contained in Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices Compared to NYSE and Nasdaq Listing Standards

The Corporation has reviewed its corporate governance practices against the requirements of the NYSE and Nasdaq, and determined that, except for the composition of the Corporation’s Nominating and Corporate Governance Committee (the “NCG Committee”) as discussed below, its corporate governance practices do not differ in any significant way from those followed by U.S. companies under the NYSE and Nasdaq listing standards. This includes the composition of the Board because in excess of one-half of the Corporation’s directors (six of eleven directors) have been determined by the

Board to be independent for purposes of the NYSE and Nasdaq corporate governance rules. The Board has determined the following six directors to be independent under the NYSE and Nasdaq corporate governance rules: Jill Gardiner, Peter Gillin, Isabelle Hudon, David Klingner, Charles Lenegan and Russel Robertson.

The composition of the NCG Committee, however, includes one director that is not independent, which differs from the NYSE and Nasdaq corporate governance standards that require a listed company to maintain a nominating/corporate governance committee composed entirely of independent directors. The NCG Committee is composed of four voting members, a majority of whom are independent directors. Canadian securities legislation does not require a listed company to maintain a certain level of independence within the nominating/corporate governance committee. As a foreign private issuer, the Corporation is permitted under NYSE and Nasdaq listing standards to follow Canadian corporate governance practices on certain matters, including the composition of the nominating/corporate governance committee.

Presiding Director at Meetings of Independent Directors

The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the Corporation’s “independent directors” (as that term is defined in the rules of the NYSE) also have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of independent directors is held by teleconference to update the directors on corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. David Klingner, the Corporation’s Chairman, serves as the presiding director at such meetings of independent directors.

Communication with Independent Directors

Shareholders may send communications to the Corporation’s independent directors by writing to the Chairman, c/o Turquoise Hill Resources Ltd., Suite 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4. Communications will be referred to the Chairman for appropriate action. The status of all outstanding concerns addressed to the Chairman will be reported to the Board as appropriate.

Corporate Governance Guidelines

According to Rule 303A.09 of the NYSE Listed Company Manual and Rule 5610 of the Nasdaq Marketplace Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Corporation has adopted the required guidelines and has posted them on its website at www.turquoisehill.com. The required guidelines are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Turquoise Hill Resources Ltd., Suite 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

Board Committee Mandates

The Mandates of the Corporation’s Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee and Health, Safety and Environment Committee

are each available for viewing on the Corporation’s website at www.turquoisehill.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Turquoise Hill Resources Ltd., Suite 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Corporation has previously filed an Appointment of Agent for Service of Process on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Corporation.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, the Corporation is required to disclose certain activities of the Corporation and any of the Corporation’s affiliates (as defined in Rule 12b-2 of the Exchange Act) related to the Islamic Republic of Iran. On December 31, 2013, Rio Tinto International Holdings Limited (together with its affiliates, “Rio Tinto”) beneficially owned approximately 50.8% of our Common Shares and therefore is considered the Corporation’s affiliate as defined in Rule 12b-2 of the Exchange Act. As a result, we are including in this Annual Report on Form 40-F the information relating to Rio Tinto set forth below, which is contained in the Annual Report on Form 20-F for the year ended December 31, 2013 filed by Rio Tinto plc and Rio Tinto Limited with the SEC on March 14, 2014.

“Rio Tinto acquired its interest in Namibia-based Rössing Uranium Limited (Rössing) in 1970. The Iranian Foreign Investments Company (IFIC) acquired its original minority shareholding in Rössing in 1975. IFIC’s interest predates the establishment of the Islamic Republic of Iran and the U.S. economic sanctions targeting Iran’s nuclear, energy and ballistic missile programs. IFIC acquired and continues to own a minority shareholding in Rössing in accordance with Namibian law.

Rössing is neither a business partnership nor joint venture between Rio Tinto and IFIC. Rössing is a Namibian limited liability company with a large number of shareholders, including Rio Tinto with 68.7 per cent, IFIC with 15.3 per cent, the Industrial Development Corporation of South Africa with 10 per cent, local individual shareholders with a combined interest of 3 per cent and the Government of the Republic of Namibia with 3 per cent but with an additional 51 per cent vote at a general meeting of Rössing on matters of national interest.

As a shareholder in Rössing, Rio Tinto has no power or authority to divest IFIC’s holding in Rössing. However, Rössing and the Namibian Government have taken several recent steps to limit IFIC’s future involvement in Rössing.

On 1 October 2010, Namibia reported to the United Nations, pursuant to Article 31 of the United Nations Security Council Resolution 1929 (UN SCR 1929), that it had reached an agreement with the Islamic Republic of Iran that IFIC will not participate in any future investments nor will it acquire any further shares in Rössing. It was also agreed that the Government of Iran will not acquire interests in any commercial activity in Namibia involving uranium mining, production, or use of nuclear materials and technology, as required under UN SCR1929, until such time as the United Nations Security Council determines that the objectives of the Resolution have been met.

The Rössing board also took steps in 2012 to terminate IFIC’s involvement in the governance of Rössing. As a shareholder in Rössing, IFIC was entitled under Namibian law to attend general meetings of Rössing. IFIC was previously represented on the board of Rössing by two directors. While this level of board representation did not provide IFIC with the ability to influence the conduct of Rössing’s business on its own, the Rössing board nonetheless determined that, in light of international economic sanctions, it would be in the best interest of Rössing to terminate IFIC’s involvement in board activity. Therefore, on 4 June 2012, at the annual general meeting of Rössing, the shareholders of the company, including Rio Tinto, voted not to re-elect the two IFIC board members. This ended IFIC’s participation in Rössing board activities. IFIC accordingly is not represented on the Rössing board, nor does it have the right to attend board meetings or receive any board information.

Dividends

While IFIC is entitled to its pro rata share of any dividend that the majority of the board may declare for all shareholders in Rössing, IFIC has not received such monies since early 2008. Simply by maintaining its own shareholding in Rössing, Rio Tinto is not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC. Further, the Rössing board determined no dividends will be paid for the year 2013.

Uranium off-take and technology

Rössing is the world’s third largest uranium mine. It sells approximately 40 percent of its uranium to U.S. power companies and most of the remainder to Canada and other key U.S. trading partners in Europe and Asia. As a minority shareholder, IFIC has no uranium product off-take rights. Neither IFIC nor other Government of Iran entities have any supply contracts in place with Rössing and receive no uranium from Rössing. IFIC also does not have access to any technology through its investment in Rössing or rights to such technology.

While Rio Tinto does not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran, this information has been provided to ensure transparency regarding the passive, minority shareholding in Rössing currently held by the IFIC. Rio Tinto has disclosed the IFIC shareholding matter to the United States Government and has periodically updated the U.S. Department of State as to the same.”

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 26, 2014

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Dustin S. Isaacs

Name: Dustin S. Isaacs
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document

99.1	Annual Information Form for the year ended December 31, 2013.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd., including the notes thereto, as of and for the years ended December 31, 2013 and 2012, together with the report thereon of the Independent Auditor.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of PricewaterhouseCoopers LLP, Independent Auditor.

99.5	Consent of Bernard Peters.

99.6	Consent of Sharron Sylvester.

99.7	Consent of OreWin Pty Ltd.

99.8	Consent of Kendall Cole-Rae.

99.9	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.10	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.11	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.12	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File.