Form 40-F
period 2014-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2015-03-24
CIK 1158041

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[ ]	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[✓]	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014             Commission File Number: 001-32403

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

2,012,298,797 Common Shares outstanding as of December 31, 2014

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

Yes [✓]                    No [   ]

The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant’s Registration Statements on Form S-8 (File Nos. 333-160783 and 333-143550) under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

For the Annual Information Form (“AIF”) of Turquoise Hill Resources Ltd. (the “Corporation”) for the year ended December 31, 2014, see Exhibit 99.1 of this Annual Report on Form 40-F. The AIF included as Exhibit 99.1 is incorporated by reference into this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Corporation’s Audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013, including the report of the independent auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Audited Consolidated Financial Statements included as Exhibit 99.2 are incorporated by reference into this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

For the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2014 (the “MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F. The MD&A included as Exhibit 99.3 is incorporated by reference into this Annual Report on Form 40-F.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; the evolution of discussions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms and the evolution of discussions with the Government of Mongolia on a range of matters including the implementation of the Investment Agreement (as defined in the section entitled “Definitions” in the AIF), project development costs, operating budgets, the payment of taxes and taxation matters, management fees and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi Mine (as defined in the section entitled “Definitions” in the AIF) and defective title to mineral claims or property. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi Mine, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Corporation to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi Mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing (as defined in the section entitled “Definitions” in the AIF); the approval of the underground feasibility study by Oyu Tolgoi LLC’s shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi Mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the feasibility study and in the 2014 Oyu Tolgoi Technical Report (as defined in the section entitled “Definitions” in the AIF)); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi Mine.

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

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Corporation’s forward-looking information and statements to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this Annual Report on Form 40-F are made as of the date of this document and the Corporation does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this Annual Report on Form 40-F are expressly qualified by this cautionary statement.

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

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Report on Form 40-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Mineral reserves estimates included herein may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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

As of the end of the Corporation’s fiscal year ended December 31, 2014, an evaluation of the effectiveness of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Corporation’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Report on Internal Control over Financial Reporting

The required disclosure is included in the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2014, contained in Exhibit 99.3 of this Annual Report on Form 40-F and incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Corporation’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (“PwC”) has issued an unqualified opinion on the Corporation’s internal control over financial reporting which accompanies the Corporation’s Audited Consolidated Financial Statements for the year ended December 31, 2014 included as Exhibit 99.2 of this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

The Corporation’s board of directors (the “Board”) has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual consolidated financial statements. As of the date of this Annual Report, the members of the Audit Committee are Ms. Jill Gardiner and Messrs. Peter Gillin and Russel Robertson. Ms. Gardiner was Chair of the Audit Committee from May 2012 until December 31, 2014. Mr. Robertson has been Chair of the Audit Committee since January 1, 2015.

Each of the directors serving on the Audit Committee has also been determined by the Board to be independent within the criteria established by the SEC, the New York Stock Exchange (the “NYSE”) and the NASDAQ Stock Market (“Nasdaq”) for audit committee membership.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that each of Ms. Gardiner and Messrs. Gillin and Robertson is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). In addition, each of Ms. Gardiner and Messrs. Gillin and Robertson is independent, as that term is defined by the SEC and the NYSE and Nasdaq listing standards. Mr. Robertson is a Chartered Professional Accountant and a Fellow of the Institute of Chartered Professional Accountants (Ontario) and has worked as an accounting professional for over 35 years. Mr. Gillin holds a Chartered Financial Analyst Designation and worked as a professional investment banker for over 30 years. Ms. Gardiner has held various roles in the investment banking industry for over 20 years.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC has been the Corporation’s independent auditor since April 2, 2012.

The aggregate fees billed by PwC and its affiliates in fiscal 2014 and fiscal 2013 are detailed below (rounded).

(Cdn$)	2014	2013
Audit Fees (a)	$1,697,000	$1,447,000
Audit Related Fees (b)	$948,000	$395,000
Tax Fees	$0	$0
All Other Fees (c)	$3,000	$3,000

Total	$2,648,000	$1,845,000

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2014 and 2013 consist of:

•	audit of the Corporation’s annual consolidated financial statements; and

•

audits of its subsidiaries’ (SouthGobi Resources Ltd. and, in respect of 2013 only, Chinova Resources Pty Ltd (formerly known as Inova Resources Limited and Ivanhoe Australia)) annual statutory financial statements.

In addition, in 2014 and 2013 fees were paid for services provided pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2014 and 2013 consist of:

•	translation services;

•	reviews of the Corporation’s interim financial statements;

•	reviews of its subsidiaries’ (SouthGobi Resources Ltd. and, in respect of 2013 only, Chinova Resources Pty Ltd) interim financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)	Fees for other services provided during fiscal 2014 related to a subscription fee in connection with an online database for reporting requirements.

The Audit Committee’s Charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor. In March 2013, the Board adopted a resolution pursuant to which the Audit Committee is required to pre-approve all audit and non-audit services above $250,000 provided by the external auditor. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2014, the Corporation was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Corporation.

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

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices Compared to NYSE and Nasdaq Listing Standards

The Corporation has reviewed its corporate governance practices against the requirements of the NYSE and Nasdaq, and determined that, except for the composition of the Corporation’s Nominating and Corporate Governance Committee (the “NCG Committee”) as discussed below, its corporate governance practices do not differ in any significant way from those followed by U.S. companies under the NYSE and Nasdaq listing standards. This includes the composition of the Board because in excess of one-half of the Corporation’s directors (four of seven directors) have been determined by the Board to be independent for purposes of the NYSE and Nasdaq corporate governance rules. The Board has determined the following four directors to be independent under the NYSE and Nasdaq corporate governance rules: Jill Gardiner, Dr. James Gill, Peter Gillin, and Russel Robertson.

The composition of the NCG Committee, however, includes one director that is not independent, which differs from the NYSE and Nasdaq corporate governance standards that require a listed company to maintain a nominating/corporate governance committee composed entirely of independent directors. The NCG Committee is composed of three voting members, a majority of whom are independent directors. Canadian securities legislation does not require a listed company to maintain a certain level of independence within the nominating/corporate governance committee. As a foreign private issuer, the Corporation is permitted under NYSE and Nasdaq listing standards to follow Canadian corporate governance practices on certain matters, including the composition of the nominating/corporate governance committee.

Presiding Director at Meetings of Independent Directors

The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the Corporation’s “independent directors” (as that term is defined in the rules of the NYSE) also have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of independent directors is held by teleconference to update the directors on corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. Dr. David Klingner, the Corporation’s Chairman until December 31, 2014, served as the presiding director at such meetings of independent directors during the year ended December 31, 2014. Jill Gardiner, the Corporation’s Chair since January 2015, has served as the presiding director at any such meetings of independent directors in 2015.

Communication with Independent Directors

Shareholders may send communications to the Corporation’s independent directors by writing to the Chair, c/o Turquoise Hill Resources Ltd., Suite 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4. Communications will be referred to the Chair for appropriate action. The status of all outstanding concerns addressed to the Chair will be reported to the Board as appropriate.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, the Corporation is required to disclose certain activities of the Corporation and any of the Corporation’s affiliates (as defined in Rule 12b-2 of the Exchange Act) related to the Islamic Republic of Iran. On December 31, 2014, Rio Tinto International Holdings Limited (together with its affiliates, “Rio Tinto”) beneficially owned approximately 50.8% of our Common Shares and therefore is considered the Corporation’s affiliate as defined in Rule 12b-2 of the Exchange Act. As a result, we are including in this Annual Report on Form 40-F the information relating to Rio Tinto set forth below, which is contained in the Annual Report on Form 20-F for the year ended December 31, 2014 filed by Rio Tinto plc and Rio Tinto Limited with the SEC on March 6, 2015.

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

Rössing is neither a business partnership nor joint venture between Rio Tinto and IFIC. Rössing is a Namibian limited liability company with a large number of shareholders, including Rio Tinto with 68.60 per cent, IFIC with 15.29 per cent, the Industrial Development Corporation of South Africa with 10.22 per cent, local individual shareholders with a combined interest of 2.47 per cent and the Government of the Republic of Namibia with 3.42 per cent but with an additional 51 per cent vote at a general meeting of Rössing on matters of national interest.

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

The Rössing board also took steps in 2012 to terminate IFIC’s involvement in the governance of Rössing. As a shareholder in Rössing, IFIC was entitled under Namibian law to attend annual general meetings of Rössing, which they do attend. IFIC was previously represented on the board of Rössing by two directors. While this level of board representation did not provide IFIC with the ability to influence the conduct of Rössing’s business on its own, the Rössing board nonetheless determined that, in light of international economic sanctions, it would be in the best interest of Rössing to terminate IFIC’s involvement in board activity. Therefore, on 4 June 2012, at the annual general meeting of Rössing, the shareholders of the company, including Rio Tinto, voted not to re-elect the two IFIC board members. This ended IFIC’s participation in Rössing board activities. IFIC accordingly is not represented on the Rössing board, nor does it have the right to attend board meetings or receive any board information.

Dividends

While IFIC is entitled to its pro rata share of any dividend that the majority of the board may declare for all shareholders in Rössing, IFIC has not received such monies since early 2008. Simply by maintaining its own shareholding in Rössing, Rio Tinto is not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC. A dividend was declared for 2014 in February 2015 with an amount payable to Skeleton Coast Diamonds Limited on 31 March 2015. No portion of the dividends is to be paid to IFIC.

Uranium Off-Take and Technology

Rössing is one of the world’s largest and longest-operating uranium mines. All of the uranium produced by Rössing is sold to Rio Tinto Marketing Pte. Ltd, (doing business as Rio Tinto Uranium), which re-sells this product to electric utilities in North America, Asia and Europe. As a minority shareholder, IFIC has no uranium product off-take rights. Neither IFIC nor other Government of Iran entities have any supply contracts in place with Rössing and receive no uranium from Rössing. IFIC also does not have access to any technology through its investment in Rössing or rights to such technology.

While Rio Tinto does not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran, this information has been provided to ensure transparency regarding the passive, minority shareholding in Rössing currently held by IFIC. Rio Tinto has disclosed the IFIC shareholding matter to the United States Government and has periodically updated the U.S. Department of State as to the same.”

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 24, 2015

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Dustin S. Isaacs

Name: Dustin S. Isaacs
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document

99.1	Annual Information Form for the year ended December 31, 2014.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd., including the notes thereto, as of and for the years ended December 31, 2014 and 2013, together with the report thereon of the Independent Auditor.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of PricewaterhouseCoopers LLP, Independent Auditor.

99.5	Consent of Bernard Peters.

99.6	Consent of Sharron Sylvester.

99.7	Consent of OreWin Pty Ltd.

99.8	Consent of Kendall Cole-Rae.

99.9	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.10	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.11	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.12	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File.