Form 40-F
period 2015-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2016-03-17
CIK 1158041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

2,012,314,469 Common Shares outstanding as of December 31, 2015

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Annual Information Form (“AIF”) of Turquoise Hill Resources Ltd. (the “Corporation”) for the year ended December 31, 2015, see Exhibit 99.1 of this Annual Report on Form 40-F. The AIF included as Exhibit 99.1 is incorporated by reference into this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Corporation’s Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014, including the report of the independent auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Audited Consolidated Financial Statements included as Exhibit 99.2 are incorporated by reference into this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2015 (the “MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F. The MD&A included as Exhibit 99.3 is incorporated by reference into this Annual Report on Form 40-F.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Corporation’s relationship and interaction with the Government of Mongolia on the continued development of the Oyu Tolgoi Mine (as defined in the section entitled “Definitions” in the AIF) and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs, including with respect to the development of the underground mine, and defective title to mineral claims or property. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and continued development of the Oyu Tolgoi Mine, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source for the Oyu Tolgoi Mine; the timing and ability to satisfy all conditions precedent to the first drawdown under the Oyu Tolgoi Project Financing (as defined in the section entitled “Definitions” in the AIF); the approval of the Statutory Feasibility Study (as defined in the section entitled “Definitions” in the AIF) by Oyu Tolgoi LLC and its shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Statutory Feasibility Study and the 2014 Oyu Tolgoi Technical Report (as defined in the section entitled “Definitions” in the AIF)); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi Mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi Mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi Mine were delayed. These delays can impact project economics.

This Annual Report on Form 40-F also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Annual Report on Form 40-F are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. In addition, see “Cautionary Note to United States Investors.” Such estimates and statements are, in large part, based on the following:

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

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Report on Form 40-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources,” “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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

As of the end of the Corporation’s fiscal year ended December 31, 2015, an evaluation of the effectiveness of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Corporation’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Report on Internal Control over Financial Reporting

The required disclosure is included in the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2015, contained in Exhibit 99.3 of this Annual Report on Form 40-F and incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Corporation’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (“PwC”) has issued an unqualified opinion on the Corporation’s internal control over financial reporting which accompanies the Corporation’s Audited Consolidated Financial Statements for the year ended December 31, 2015 included as Exhibit 99.2 of this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC has been the Corporation’s independent auditor since April 2, 2012.

The aggregate fees billed by PwC and its affiliates in fiscal 2015 and fiscal 2014 are detailed below (rounded).

(Cdn$)	2015		2014
Audit Fees (a)		$1,474,000		$1,697,000
Audit Related Fees (b)		$409,000		$948,000
Tax Fees (c)		$17,000	$	Nil
Other Fees (d)	$	Nil		$3,000

Total		$1,900,000		$2,648,000

(a)	Fees for audit services billed relating to fiscal 2015 and 2014 consist of:

•	audit of the Corporation’s annual consolidated financial statements; and

•

audit of its subsidiary’s (SouthGobi Resources Ltd. (“SouthGobi”)) statutory annual consolidated financial statements. In 2015, SouthGobi ceased to be a subsidiary of the Corporation; fees included for fiscal 2015 only include those fees that were charged during the period which SouthGobi was the Corporation’s subsidiary.

In addition, in 2015 and 2014, fees were paid for services provided pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2015 and 2014 consist of:

•	translation services;

•	reviews of the Corporation’s interim financial statements;

•	reviews of its subsidiary’s (SouthGobi) interim financial statements during the period which SouthGobi was the Corporation’s subsidiary; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)	Fees for tax services provided during fiscal 2015 consisted of tax filings for Singapore entities.

(d)

Fees for other services provided during fiscal 2014 related to a subscription fee in connection with an online database for reporting requirements. This fee was not paid in 2015 as the subscription was discontinued.

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

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2015, the Corporation was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Corporation.

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

Presiding Director at Meetings of Independent Directors

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the Corporation’s “independent directors” (as that term is defined in the rules of the NYSE) also have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of independent directors is held by teleconference to update the directors on corporate or other developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. Jill Gardiner, the Corporation’s Chair since January 2015, served as the presiding director at such meetings of independent directors during the year ended December 31, 2015.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, the Corporation is required to disclose certain activities of the Corporation and any of the Corporation’s affiliates (as defined in Rule 12b-2 of the Exchange Act) related to the Islamic Republic of Iran. On December 31, 2015, Rio Tinto International Holdings Limited (together with its affiliates, “Rio Tinto”) beneficially owned approximately 50.8% of our Common Shares and therefore is considered the Corporation’s affiliate as defined in Rule 12b-2 of the Exchange Act. As a result, we are including in this Annual Report on Form 40-F the information relating to Rio Tinto set forth below, which is contained in the Annual Report on Form 20-F for the year ended December 31, 2015 filed by Rio Tinto plc and Rio Tinto Limited with the SEC on March 3, 2016.

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

Dated: March 17, 2016

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Dustin S. Isaacs
Name:	Dustin S. Isaacs
Title:	General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document

99.1	Annual Information Form for the year ended December 31, 2015.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd., including the notes thereto, as of and for the years ended December 31, 2015 and 2014, together with the report thereon of the Independent Auditor.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of PricewaterhouseCoopers LLP, Independent Auditor.

99.5	Consent of Bernard Peters.

99.6	Consent of Sharron Sylvester.

99.7	Consent of OreWin Pty Ltd.

99.8	Consent of Kendall Cole-Rae.

99.9	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.10	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.11	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.12	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.