Form 40-F
period 2017-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2018-03-15
CIK 1158041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

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

2,012,314,469 Common Shares outstanding as of December 31, 2017

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

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

For the Annual Information Form (“AIF”) of Turquoise Hill Resources Ltd. (the “Corporation”) for the year ended December 31, 2017, see Exhibit 99.1 of this Annual Report on Form 40-F. The AIF included as Exhibit 99.1 is incorporated by reference into this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Corporation’s Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016, including the report of the independent auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Audited Consolidated Financial Statements included as Exhibit 99.2 are incorporated by reference into this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

For the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2017 (the “MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F. The MD&A included as Exhibit 99.3 is incorporated by reference into this Annual Report on Form 40-F.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Corporation’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi (as defined in the section entitled “Definitions” in the AIF) and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Corporation’s control) that may affect the Corporation’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Corporation to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Project Finance Facility (as defined in the AIF) and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto plc (together with its affiliates, “Rio Tinto”) and the Corporation to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Statutory Feasibility Study and the 2016 OTTR (as defined in the section entitled “Definitions” in the AIF)); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

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

This Annual Report on Form 40-F also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Annual Report on Form 40-F are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the

Corporation’s mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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

As of the end of the Corporation’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Corporation’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Corporation’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (“PwC”) has issued an unqualified opinion on the Corporation’s internal control over financial reporting which accompanies the Corporation’s Audited Consolidated Financial Statements as at December 31, 2017 included as Exhibit 99.2 of this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC has been the Corporation’s independent auditor since April 2, 2012. Deloitte LLP was the Corporation’s auditor from January 1995 to April 2012.

The aggregate fees billed by PwC and its affiliates in fiscal 2017 and fiscal 2016 are detailed below (rounded). Amounts presented in each year may be impacted by timing of billing.

(Cdn$)	2017	2016
Audit Fees (a)	$2,423,000	$1,987,000
Audit Related Fees	$0	$0
Tax Fees	$30,000	$87,000
Other Fees	$2,000	$18,000

Total	$2,455,000	$2,092,000

(a)	Fees for audit services billed relating to fiscal 2017 and 2016 consist of:

•	audit of the Corporation’s annual consolidated financial statements;

•	audit of the Corporation’s subsidiaries Oyu Tolgoi Netherlands B.V., Heruga Exploration LLC and Asia Gold Mongolia LLC;

•	translation services;

•	reviews of the Corporation’s quarterly financial statements; and

•	comfort letters, consents, and other services related to the SEC.

In addition, in 2017 and 2016 fees were paid for services provided pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

The Audit Committee’s Charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, which pre-approval was modified to services above $250,000 by a resolution of the Board of Directors in March 2013. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, all of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Corporation’s operating lease commitments disclosed within Section 9 – “Contractual Obligations” in the MD&A, during the year ended December 31, 2017, the Corporation was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Corporation.

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

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices Compared to NYSE and Nasdaq Listing Standards

The Corporation has reviewed its corporate governance practices against the requirements of the NYSE and Nasdaq, and determined that, except for the composition of the Corporation’s Nominating and Corporate Governance Committee (the “NCG Committee”), as discussed below, its corporate governance practices do not differ in any significant way from those followed by U.S. companies under the NYSE and Nasdaq listing standards. This includes the composition of the Board because in excess of one-half of the Corporation’s directors (four of seven directors) have been determined by the Board to be independent for purposes of the NYSE and Nasdaq corporate governance rules. The Board has determined the following four directors to be independent under the NYSE and Nasdaq corporate governance rules: Dr. James Gill, R. Peter Gillin, Russel Robertson and Maryse Saint-Laurent.

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

Presiding Director at Meetings of Independent Directors

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the Corporation’s “independent directors” (as that term is defined in the rules of the NYSE) also have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of independent directors is held by teleconference to update the directors on corporate or other developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. Mr. Gillin was appointed the Corporation’s Chairman in January 2017 and served as the presiding director at such meetings of independent directors during the year ended December 31, 2017.

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

Board Committee Mandates

The Mandates of the Corporation’s Audit Committee, Compensation Committee, NCG Committee and Health, Safety, Environment and Communities Committee are each available for viewing on the Corporation’s website at www.turquoisehill.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Turquoise Hill Resources Ltd., Suite 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, the Corporation is required to disclose certain activities of the Corporation and any of the Corporation’s affiliates (as defined in Rule 12b-2 of the Exchange Act) related to the Islamic Republic of Iran. On December 31, 2017, Rio Tinto International Holdings Limited, together with other Rio Tinto affiliates, beneficially owned approximately 50.8% of our Common Shares and therefore is considered the Corporation’s affiliate as defined in Rule 12b-2 of the Exchange Act. As a result, we are including in this Annual Report on Form 40-F the information relating to Rio Tinto set forth below, which is contained in the Annual Report on Form 20-F for the year ended December 31, 2017 filed by Rio Tinto plc and Rio Tinto Limited with the SEC on March 1, 2018.

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

Dividends

While IFIC is entitled to its pro rata share of any dividend that the majority of the board may declare for all shareholders in Rössing, IFIC has not received such monies since early 2008. Simply by maintaining its own shareholding in Rössing, Rio Tinto is not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC. A dividend was declared for 2015 in March 2016 and an interim 2016 dividend declared in August 2016 with approximately US$13.6 million (representing IFC’s portion of the dividends declared in 2016) deposited into a restricted bank account in Namibia held in favour of IFIC since 2008.

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

EXHIBIT INDEX

Exhibit Number	Document
99.1	Annual Information Form for the year ended December 31, 2017.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd., including the notes thereto, as of and for the years ended December 31, 2017 and 2016, together with the report thereon of the Independent Auditor.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of PricewaterhouseCoopers LLP, Independent Auditor.

99.5	Consent of Bernard Peters.

99.6	Consent of Sharron Sylvester.

99.7	Consent of OreWin Pty Ltd.

99.8	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.9	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.10	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.11	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 15, 2018

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Luke Colton
Name: Luke Colton
Title: Chief Financial Officer