Form 40-F
period 2019-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2020-03-23
CIK 1158041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

Commission File Number: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

Yukon, Canada	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada, (514) 848-1567

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

28 Liberty St 42nd Floor

New York, New York

10005

(212) 894-8700

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares without par value	TRQ	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,012,314,469 Common Shares outstanding as of December 31, 2019

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

For the Annual Information Form (“AIF”) of Turquoise Hill Resources Ltd. (the “Corporation”) for the year ended December 31, 2019, see Exhibit 99.1 of this Annual Report on Form 40-F. The AIF included as Exhibit 99.1 is incorporated by reference into this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Corporation’s Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, including the report of the independent registered public accounting firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Audited Consolidated Financial Statements included as Exhibit 99.2 are incorporated by reference into this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

For the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2019 (the “MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F. The MD&A included as Exhibit 99.3 is incorporated by reference into this Annual Report on Form 40-F.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Corporation’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, the development options under consideration for the design of the Panel 0 and the related cost and schedule implications, timing and status of the Tavan Tolgoi-based power project, the expectations set out in the Tavan Power Plant Feasibility Study, the potential impact of COVID-19 on the Corporation’s business, operations and financial condition, capital and operating cost estimates, timing of completion of the definitive estimate review, mill throughput, the initiation of formal international arbitration proceedings, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0, the availability and timing of required governmental and other approvals for the construction of the Tavan Tolgoi Power Plant, the status of the Corporation’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi (as defined in the section entitled “Definitions” in the AIF) and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockages or similar events outside of the Corporation’s control) that may affect the Corporation’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Corporation to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Project Finance Facility (as defined in the AIF) and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto plc (together with its affiliates, “Rio Tinto”) and the Corporation to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Statutory Feasibility Study and the 2016 OTTR (as defined in the section entitled “Definitions” in the AIF)); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

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

This Annual Report on Form 40-F also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Annual Report on Form 40-F are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralisation or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Corporation’s mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralisation of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The documents filed as part of this Annual Report on Form 40-F have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure requirements.

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

As of the end of the Corporation’s fiscal year ended December 31, 2019, an evaluation of the effectiveness of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Corporation’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, the Corporation’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Corporation’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (“PwC”) has issued an unqualified opinion on the Corporation’s internal control over financial reporting which accompanies the Corporation’s Audited Consolidated Financial Statements as at December 31, 2019 included as Exhibit 99.2 of this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

The Corporation’s board of directors (the “Board”) has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual consolidated financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Mr. Russel C. Robertson, Mr. George R. Burns, and Ms. Maryse Saint-Laurent. Mr. Robertson has been Chair of the Audit Committee since January 1, 2015.

Each of the directors serving on the Audit Committee has also been determined by the Board to be independent within the criteria established by the SEC and the New York Stock Exchange (the “NYSE”) for audit committee membership.

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

CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation has adopted a written “code of ethics” (defined in paragraph 9(b) of General Instruction B to Form 40-F), entitled “The way we work” (the “Code of Ethics”), which applies to all of the Corporation’s employees, executive officers and directors, including the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Code of Ethics, see “Sustainability – Citizenship – The way we work and Ethics Point” posted on the Corporation’s website, www.turquoisehill.com. The Code of Ethics is also available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Turquoise Hill Resources Ltd., Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PwC has been the Corporation’s independent auditor since April 2, 2012. Deloitte LLP was the Corporation’s auditor from January 1995 to April 2012.

The aggregate fees billed by PwC and its affiliates in fiscal 2019 and fiscal 2018 are detailed below (rounded). Amounts presented in each year may be impacted by timing of billing.

(Cdn$)	2019		2018
Audit Fees (a)		$2,003,000		$2,282,000
Audit Related Fees	$	Nil	$	Nil
Tax Fees		$5,000		$10,000
Other Fees	$	Nil		$4,000

Total		$2,008,000		$2,296,000

(a)	Fees for audit services billed relating to fiscal 2019 and 2018 consist of:

•	audit of the Corporation’s annual consolidated financial statements;

•	audit of the Corporation’s subsidiaries in Mongolia, Singapore and The Netherlands;

•	reviews of the Corporation’s interim financial statements; and

•	translation services.

In addition, in 2019 and 2018 fees were paid for services provided pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

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

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Corporation’s power commitments disclosed within the section “Contractual Obligations” in the MD&A, during the year ended December 31, 2019, the Corporation was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Corporation.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required information is provided in the section “Contractual Obligations” in the MD&A, contained in Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices Compared to NYSE Listing Standards

The Corporation has reviewed its corporate governance practices against the requirements of the NYSE, and determined that, except for the composition of the Corporation’s Nominating and Corporate Governance Committee (the “NCG Committee”), as discussed below, its corporate governance practices do not differ in any significant way from those followed by U.S. companies under the NYSE listing standards. This includes the composition of the Board because in excess of one-half of the Corporation’s directors (four of seven directors) have been determined by the Board to be independent for purposes of the NYSE corporate governance rules. The Board has determined the following four directors to be independent under the NYSE corporate governance rules: R. Peter Gillin, Russel Robertson, Maryse Saint-Laurent and George Burns.

The composition of the NCG Committee, however, includes one director that is not independent, which differs from the NYSE corporate governance standards that require a listed company to maintain a nominating/corporate governance committee composed entirely of independent directors. The NCG Committee is composed of three voting members, a majority of whom are independent directors. Canadian securities legislation does not require a listed company to maintain a certain level of independence within the nominating/corporate governance committee. As a foreign private issuer, the Corporation is permitted under NYSE listing standards to follow Canadian corporate governance practices on certain matters, including the composition of the nominating/corporate governance committee.

Presiding Director at Meetings of Independent Directors

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the Corporation’s “independent directors” (as that term is defined in the rules of the NYSE) also have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of independent directors is held by teleconference to update the directors on corporate or other developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. Mr. Gillin was appointed the Corporation’s Chairman in January 2017 and served as the presiding director at such meetings of independent directors during the year ended December 31, 2019.

Communication with Independent Directors

Shareholders may send communications to the Corporation’s independent directors by writing to the Chairman, c/o Turquoise Hill Resources Ltd., Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada. Communications will be referred to the Chairman for appropriate action. The status of all outstanding concerns addressed to the Chairman will be reported to the Board as appropriate.

Corporate Governance Guidelines

According to Rule 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Corporation has adopted the required guidelines and has posted them on its website at www.turquoisehill.com. The required guidelines are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Turquoise Hill Resources Ltd., Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada.

Board Committee Mandates

The Mandates of the Corporation’s Audit Committee, Compensation and Benefits Committee, NCG Committee and Health, Safety, Environment and Communities Committee are each available for viewing on the Corporation’s website at www.turquoisehill.com, and are available in print to any shareholder who requests them.

Requests for copies of these documents should be made by contacting: Turquoise Hill Resources Ltd., Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, the Corporation is required to disclose certain activities of the Corporation and any of the Corporation’s affiliates (as defined in Rule 12b-2 of the Exchange Act) related to the Islamic Republic of Iran. On December 31, 2019, Rio Tinto International Holdings Limited, together with other Rio Tinto affiliates, beneficially owned approximately 50.8% of our Common Shares and therefore is considered the Corporation’s affiliate as defined in Rule 12b-2 of the Exchange Act. As a result, we are including in this Annual Report on Form 40-F the information relating to Rio Tinto set forth below, which is contained in the Annual Report on Form 20-F for the year ended December 31, 2019 filed by Rio Tinto plc and Rio Tinto Limited with the SEC on February 28, 2020.

“Rio Tinto acquired its interest in Namibia-based Rössing Uranium Limited (“Rössing”) in 1970. The Iran Foreign Investments Company (“IFIC”) acquired its original minority shareholding in Rössing in 1975. IFIC’s interest predates the establishment of the Islamic Republic of Iran and the U.S. economic sanctions targeting Iran’s nuclear, energy and ballistic missile programs. IFIC acquired a minority shareholding in Rössing in accordance with Namibian law. The Treasury Department’s Office of Foreign Assets Control designated IFIC as a Specially Designated National on 5 November 2018.

On 16 July 2019, the Company completed the sale of its entire interest 68.62 per cent stake in Rössing to China National Uranium Corporation Limited (“CNUC”) for an initial cash payment of $6.5 million and a contingent payment of up to $100 million. The contingent payment is linked to uranium spot prices and Rössing’s net income during the next seven calendar years. In addition, the Company will receive a cash payment if CNUC sells the Zelda 20 Mineral Deposit during a restricted period following completion. The total consideration is subject to a maximum cap of $106.5 million. Rio Tinto Marketing Pte Ltd will continue to purchase a quantity of uranium produced by Rössing, in order to satisfy existing contractual commitments with customers.

Rössing was neither a business partnership nor joint venture between the Company and IFIC. Rössing is a Namibian limited liability company with a number of shareholders which included Rio Tinto.

When the Company was a shareholder, IFIC had no uranium product off-take rights. Neither IFIC nor other Government of Iran entities had any supply contracts in place with Rössing and none received any uranium from Rössing. IFIC also did not have access to any technology through its investment in Rössing or rights to such technology.

Rio Tinto had no power or authority to divest IFIC’s holding in Rössing. The Rössing board took steps in 2012 to terminate IFIC’s involvement in the governance of Rössing. When Rio Tinto was a shareholder in Rössing, IFIC was entitled under Namibian law to attend annual general meetings of Rössing, which they did attend. IFIC was represented on the board of Rössing by two directors. While this level of board representation did not provide IFIC with the ability to influence the conduct of Rössing’s business on its own, the Rössing board nonetheless determined that, in light of international economic sanctions, it would be in the best interest of Rössing to terminate IFIC’s involvement in board activity. Therefore, on 4 June 2012, at the annual general meeting of Rössing, the shareholders, including the Company, voted not to re-elect the two IFIC board members. This ended IFIC’s participation in Rössing board activities.

While IFIC was entitled to its pro rata share of any dividend that the majority of the board declared for all shareholders in Rössing, IFIC had not received such monies since early 2008. Simply by maintaining its own shareholding in Rössing, the Company was not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC.

While the Company did not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran or a Specially Designated National, this information has been provided to ensure transparency regarding the passive, minority shareholding in Rössing held by IFIC while the Company was a shareholder.”

EXHIBIT INDEX

Exhibit Number	Document

99.1	Annual Information Form for the year ended December 31, 2019.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd., including the notes thereto, as of and for the years ended December 31, 2019 and 2018, together with the report thereon of the Independent Registered Public Accounting Firm.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

99.5	Consent of Michael Thomas.

99.6	Consent of Sonia Konopa.

99.7	Consent of Jo-Anne Dudley.

99.8	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.9	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.10	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.11	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 20, 2020

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Luke Colton
Name: Luke Colton
Title: Chief Financial Officer