Form 40-F
period 2020-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2021-03-08
CIK 1158041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

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

201,231,446 Common Shares outstanding as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

For the Annual Information Form (“AIF”) of Turquoise Hill Resources Ltd. (the “Corporation”) for the year ended December 31, 2020, see Exhibit 99.1 of this Annual Report on Form 40-F. The AIF included as Exhibit 99.1 is incorporated by reference into this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Corporation’s Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, including the reports of the independent registered public accounting firm and the independent auditors with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Audited Consolidated Financial Statements included as Exhibit 99.2 are incorporated by reference into this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

For the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2020 (the “MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F. The MD&A included as Exhibit 99.3 is incorporated by reference into this Annual Report on Form 40-F.

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Corporation’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi (as defined in the section entitled “Definitions” in the AIF), including with respect to the definitive estimate and the potential termination, amendment or replacement of the Oyu Tolgoi Mine Development and Financing Plan dated May 18, 2015 among the Government of Mongolia, Erdenes, the Corporation, THR Oyu Tolgoi Ltd., Oyu Tolgoi Netherlands B.V., Rio Tinto International Holdings Limited (“RTIH”) and Oyu Tolgoi LLC (the “UDP”); the willingness and ability of the parties to the UDP to amend or replace the UDP; potential benefits, impact, timing and outcome of the arbitration proceedings (including any related interim relief) initiated with respect to certain agreements with RTIH; the expectations set out in the 2020 OTTR (as defined in the section entitled “Definitions” in the AIF); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Corporation’s cashflows; expected copper and gold grades; the merits of the class action complaints filed against the Corporation in October 2020 and January 2021, respectively; liquidity, funding sources, funding requirements and planning and the status and nature of the Corporation’s ongoing discussions with Rio Tinto plc (“Rio Tinto”) and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU (as defined in the section entitled “Definitions” in the AIF); the amount of any funding gap to complete the Oyu Tolgoi project; the amount and potential sources of additional funding; the Corporations’ ability to re-profile its existing project debt in line with current cashflow projections; the amount by which a successful re-profiling of the Corporation’s existing debt would reduce the Corporation’s currently projected funding requirements; the Corporation’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Corporation’s ability to raise supplemental senior debt; the Corporation’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Corporation’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Corporation to address any remaining funding gap; the Corporation’s intention to prioritize funding by way of debt and/or hybrid financing over equity financing; Corporation’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; the status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the PSFA (as defined in the section entitled “Definitions” in the AIF) as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto, on the Corporation’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status and nature of the Corporation’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the UDP to amend or replace the UDP; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the status and nature of the Corporation’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU) as well as the commencement and conclusion of the arbitration proceedings (including any related interim relief), including the potential benefits, impact, timing and outcome of the arbitration proceedings (including of any related interim relief).

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Corporation; the outcome of the arbitration proceedings, including of any related interim relief; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockades or similar events outside of the Corporation’s control) that may affect the Corporation’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property and human rights requirements. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Corporation or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Corporation to further develop Oyu Tolgoi as well as the status and nature of the Corporation’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU) as well as the commencement and conclusion of the arbitration proceedings (including any related interim relief), including the potential benefits, impact, timing and outcome thereof (including any related interim relief); the status and nature of the Corporation’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the UDP to amend or replace the UDP; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

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

This Annual Report on Form 40-F also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Annual Report on Form 40-F are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Corporation’s mining projects may render mining of mineral reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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

As of the end of the Corporation’s fiscal year ended December 31, 2020, an evaluation of the effectiveness of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Corporation’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, the Corporation’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Corporation’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP (“KPMG”) has issued an unqualified opinion on the Corporation’s internal control over financial reporting which accompanies the Corporation’s Audited Consolidated Financial Statements as at December 31, 2020 included as Exhibit 99.2 of this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG has been the Corporations’ independent auditor since March 20, 2020. PwC was the Corporation’s independent auditor from April 2, 2012 to March 2020. Deloitte LLP was the Corporation’s auditor from January 1995 to April 2012.

The aggregate fees billed by KPMG and its affiliates in fiscal 2020 and by PwC and its affiliates in fiscal 2019 are detailed below (rounded).

(Cdn$)	2020		2019
Audit Fees (a)		$2,094,422		$2,559,413
Audit Related Fees (b)		$60,990		$53,000
Tax Fees	$	Nil		$5,000
Other Fees	$	Nil	$	Nil

Total		$2,144,412		$2,617,413

(a)	Fees for audit services billed relating to fiscal 2020 and 2019 consist of:

•	audit of the Corporation’s annual consolidated financial statements;

•	audit of the Corporation’s subsidiaries in Mongolia, Singapore and The Netherlands;

•	reviews of the Corporation’s interim financial statements; and

(b) Audit related fees billed relating to fiscal 2020 and 2019 consist of :

•	translation services

In addition, in 2020 and 2019 fees were paid for services provided pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

The Audit Committee’s Charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. The Audit Committee has adopted a procedure whereby the chair of the Audit Committee shall pre-approve any non-audit services totaling segments of $50,000 or less per occurrence, up to a total of $100,000 per year, and shall be required to report on this at the first scheduled Audit Committee meeting following such pre-approval. Any amounts exceeding the $100,000 threshold must be pre-approved by the Audit Committee, according to that procedure. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, all of the services provided by the Corporation’s external auditor requiring pre-approval relating to the fees reported as audit, audit-related, tax and other fees were pre-approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Corporation’s power commitments disclosed within the section “Contractual Obligations” and “Oyu Tolgoi Mine Power Supply” in the MD&A, during the year ended December 31, 2020, the Corporation was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Corporation.

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

Presiding Director at Meetings of Independent Directors

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the Corporation’s “independent directors” (as that term is defined in the rules of the NYSE) also have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of independent directors is held by teleconference to update the directors on corporate or other developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. Mr. Gillin was appointed the Corporation’s Chairman in January 2017 and served as the presiding director at such meetings of independent directors during the year ended December 31, 2020.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, the Corporation is required to disclose certain activities of the Corporation and any of the Corporation’s affiliates (as defined in Rule 12b-2 of the Exchange Act) related to the Islamic Republic of Iran. On December 31, 2020, Rio Tinto International Holdings Limited, together with other Rio Tinto affiliates, beneficially owned approximately 50.8% of our Common Shares and therefore is considered the Corporation’s affiliate as defined in Rule 12b-2 of the Exchange Act. As a result, we are including in this Annual Report on Form 40-F the information relating to Rio Tinto set forth below, which is contained in the Annual Report on Form 20-F for the year ended December 31, 2020 filed by Rio Tinto plc and Rio Tinto Limited with the SEC on March 2, 2021.

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

On 16 July 2019, the Company completed the sale of its entire interest 68.62 per cent stake in Rössing to China National Uranium Corporation Limited (“CNUC”) for an initial cash payment of $6.5 million and a contingent payment of up to $100 million. The contingent payment is linked to uranium spot prices and Rössing’s net income until calendar year 2026. In addition, the Company will receive a cash payment if CNUC sells the Zelda 20 Mineral Deposit during a restricted period following completion. The total consideration is subject to a maximum cap of $106.5 million. Since the sale, Rio Tinto Marketing Pte Ltd has continued to purchase a quantity of uranium produced by Rössing pursuant to ongoing marketing arrangements which will cease on 26 December 2026, in order to satisfy existing contractual commitments with customers.

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

While the Company does not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran or a Specially Designated National, this information has been provided to ensure transparency regarding the passive, minority shareholding in Rössing held by IFIC while the Company was a shareholder.”

EXHIBIT INDEX

Exhibit Number	Document
99.1	Annual Information Form for the year ended December 31, 2020.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd., including the notes thereto, as of and for the years ended December 31, 2020 and 2019, together with the reports thereon of the Independent Public Accounting Firms.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of PricewaterhouseCoopers LLP, Independent Public Accounting Firm.

99.5	Consent of KPMG LLP, Independent Public Accounting Firm.

99.6	Consent of Michael Thomas.

99.7	Consent of Roderick Carlson.

99.8	Consent of Jo-Anne Dudley.

99.9	Consent of Raquel Kolkert.

99.10	Certification of the Interim Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.11	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.12	Certification of the Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.13	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 8, 2021

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Luke Colton
Name: Luke Colton
Title: Chief Financial Officer