Form 40-F/A
period 2020-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2021-11-17
CIK 1158041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 40-F of Turquoise Hill Resources Ltd. (the “Corporation”) for the year ended December 31, 2020, originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 8, 2021 (the “Original Filing”), is being re-filed with re-issued auditors’ reports to revise certain matters as hereinafter described. The report of KPMG LLP, as the Independent Registered Public Accounting Firm in respect of the consolidated financial statements of Turquoise Hill Resources Ltd. for the financial year ended December 31, 2020, has been re-issued and revised under the headings in such report titled “Opinion on the Consolidated Financial Statements” and “Comparative Information” to indicate that KPMG LLP audited the adjustments to the 2019 consolidated financial statements to retrospectively apply the share consolidation, as described in Note 18 to the consolidated financial statements. In addition, the report of PricewaterhouseCoopers LLP, as the Independent Registered Public Accounting Firm in respect of the consolidated financial statements of Turquoise Hill Resources Ltd. for the comparative financial year ended December 31, 2019, has been similarly re-issued and revised under the heading in such report titled “Opinion on the Financial Statements” to indicate that PricewaterhouseCoopers LLP was not engaged to audit, review or apply procedures to the adjustments to retrospectively apply the share consolidation described in Note 18.

No changes have been made to the consolidated financial statements for the financial years ended December 31, 2020 and 2019 filed as an exhibit to the Original Filing.

This Amendment does not alter any part of the contents of the Original Filing, except for the changes and additional information provided in this Amendment, and this Amendment continues to speak as of the date of the Original Filing. The Corporation has not updated the disclosures contained in this Amendment to reflect any events that occurred at a date subsequent to the Original Filing. The filing of this Amendment is not a representation that any statements contained in the Original Filing or this Amendment are true or complete as of any date subsequent to the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Corporation’s filings made with the SEC subsequent to the Original Filing on March 8, 2021.

EXHIBIT INDEX

Exhibit Number	Document
99.1*	Annual Information Form for the year ended December 31, 2020.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd., including the notes thereto, as of and for the years ended December 31, 2020 and 2019, together with the reports thereon of the Independent Registered Public Accounting Firms.

99.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

99.5	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

99.6*	Consent of Michael Thomas.

99.7*	Consent of Roderick Carlson.

99.8*	Consent of Jo-Anne Dudley.

99.9*	Consent of Racquel Kolkert.

99.10	Certification of the Interim Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.11	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.12	Certification of the Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.13	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101*	Interactive Data File.

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 17, 2021

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Luke Colton
Name: Luke Colton
Title: Chief Financial Officer