Form 40-F
period 2021-12-31
TURQUOISE HILL RESOURCES LTD.
filed 2022-03-02
CIK 1158041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
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
28 Liberty St 42
nd
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
201,231,446 Common Shares outstanding as of December 31, 2021
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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

Auditor Firm Id: 85	Auditor Name: KPMG LLP	Auditor Location: Vancouver, British Columbia, Canada

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form
40-F:

A.	Annual Information Form
For the Annual Information Form (“
AIF
”) of Turquoise Hill Resources Ltd. (the “
Corporation
”) for the year ended December 31, 2021, see
Exhibit
 99.1
of this Annual Report on Form
40-F.
The AIF included as
Exhibit
 99.1
is incorporated by reference into this Annual Report on Form
40-F.

B.	Audited Annual Financial Statements
For the Corporation’s Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, including the report of the independent auditors with respect thereto, see
Exhibit
 99.2
of this Annual Report on Form
40-F.
The Audited Consolidated Financial Statements included as
Exhibit
 99.2
are incorporated by reference into this Annual Report on Form
40-F.

C.	Management’s Discussion and Analysis
For the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2021 (the “
MD&A
”), see
Exhibit
 99.3
of this Annual Report on Form
40-F.
The MD&A included as
Exhibit
 99.3
is incorporated by reference into this Annual Report on Form
40-F.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States
Private Securities Litigation Reform Act of 1995
. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Corporation’s ongoing relationship and interaction with, the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi (as defined in the section entitled “Definitions” in the AIF) as and when the key agreements with the Government of Mongolia (the “GoM Agreements”) are implemented along with implementation of Resolution 103 (as defined in the section entitled “Definitions” in the AIF); the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of Oyu Tolgoi LLC to incur any additional indebtedness; the implementation and successful execution of the updated funding plan that is the subject of the Amended and Restated Heads of Agreement dated as of January 24, 2022 between the Corporation and Rio Tinto International Holdings Limited (the “A&R HoA”), as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the A&R HoA, as well as potential delays in the ability of the Corporation and Oyu Tolgoi LLC to proceed with the funding elements contemplated by the A&R

HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Corporation’s ability to reach agreement with project finance lenders on the re-profiling
of existing debt payments in line with current cash flow projections, as well as the Corporation (or a wholly-owned subsidiary) and Oyu Tolgoi LLC entering into a pre-paid
copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto plc (“Rio Tinto”) to the Corporation under the A&R HoA; the amount by which a successful re-profiling
of the Corporation’s existing debt would reduce the Corporation’s currently projected funding requirements; the Corporation’s ability to conduct one or more equity offerings as contemplated by the A&R HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 OTTR (as defined in the section entitled “Definitions” in the AIF); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Corporation’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Corporation in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by Oyu Tolgoi LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design
studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the PSFA (as defined in the section entitled “Definitions” in the AIF), as amended, as well as power purchase agreements and extensions thereto; finalization of an agreement with the Inner Mongolia Power International Corporation (“IMPIC”) on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of
COVID-19,
including any restrictions imposed by health or governmental authorities relating thereto on the Corporation’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the
COVID-19
pandemic; the Corporation’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; capital and operating cost estimates; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.
Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Corporation’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of Oyu Tolgoi LLC to incur any additional indebtedness; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalization of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment
arrangement between the Corporation (or a wholly-owned subsidiary) and

Oyu Tolgoi LLC; the implementation and successful execution of the updated funding plan that is the subject of the A&R HoA, as such agreement may be further amended and restated; the Corporation’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as
COVID-19;
matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Corporation; the outcome of the international arbitration proceedings including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; the Corporation’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Corporation’s control) that may affect the Corporation’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.
With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi project, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Corporation’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the approval or non-approval
by the Oyu Tolgoi LLC board of directors of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Corporation or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the updated funding plan that is the subject of the A&R HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor; the eventual pre-payment
arrangement between the Corporation (or a wholly-owned subsidiary) and Oyu Tolgoi LLC; the potential impact of
COVID-19,
including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the
COVID-19
pandemic; the Corporation’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by
COVID-19
restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

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
This Annual Report on Form
40-F
also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Annual Report on Form
40-F
are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realised), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

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

•
Assumptions relating to projected future metal prices. The Corporation uses prices reflecting market pricing projections in the financial modelling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant; and

•
Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

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
43-101
– Standards of Disclosure for Mineral Projects (“
NI 43-101
”), and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council of May 19, 2014. NI
43-101
is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI
43-101
differs significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (the “
SEC
”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI
43-101.
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
As of the end of the Corporation’s fiscal year ended December 31, 2021, an evaluation of the effectiveness of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules
13a-15(e)
and
15d-15(e)
of the Securities Exchange Act of 1934, as amended (the “
Exchange Act
”)) was carried out by the Corporation’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, the Corporation’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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
and
15d-15(f)
under the Exchange Act) that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP (“
KPMG
”) has issued an unqualified opinion on the Corporation’s internal control over financial reporting which accompanies the Corporation’s Audited Consolidated Financial Statements as at December 31, 2021 included as
Exhibit
 99.2
of this Annual Report on Form
40-F.
NOTICES PURSUANT TO REGULATION BTR
None.
AUDIT COMMITTEE
The Corporation’s board of directors (the “
Board
”) has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual consolidated financial statements. As of the date of this Annual Report on Form
40-F,
the members of the Audit Committee are Mr. Russel C. Robertson, Mr. George R. Burns, and Ms. Maryse Saint-Laurent. Mr. Robertson has been Chair of the Audit Committee since January 1, 2015.
Each of the directors serving on the Audit Committee has also been determined by the Board to be independent within the criteria established by the SEC and the New York Stock Exchange (the “
NYSE
”) for audit committee membership.

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
entitled “The way we work” (the “
Code of Ethics
”), which applies to all of the Corporation’s employees, executive officers and directors, including the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. To review or obtain a copy of the Code of Ethics, see “Sustainability – Citizenship – The way we work and Ethics Point” posted on the Corporation’s website, www.turquoisehill.com. The Code of Ethics is also available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Turquoise Hill Resources Ltd., Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada.
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
The aggregate fees billed by KPMG and its affiliates in fiscal 2021 and 2020 are detailed below (rounded).

(Cdn$)	2021		2020
Audit Fees (a)		$2,338,625		$2,094,422
Audit Related Fees (b)		$78,765		$60,990
Tax Fees	$	Nil	$	Nil
Other Fees	$	Nil	$	Nil

Total		$2,417,390		$2,155,412

(a)	Fees for audit services billed relating to fiscal 2021 and 2020 consist of:

•	audit of the Corporation’s annual consolidated financial statements;

•	audit of the Corporation’s subsidiaries in Mongolia, Singapore, Australia and the Netherlands;

•	reviews of the Corporation’s interim financial statements; and

•	auditor involvement in the prospectus and other securities filings

(b)	Audit related fees billed relating to fiscal 2021 and 2020 consist of :

•	translation services

In addition, in 2021 and 2020 fees were paid for services provided pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “
Sarbanes-Oxley Act
”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.
The Audit Committee’s Charter requires the
pre-approval
by the Audit Committee of all services provided by the external auditor.
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
pre-approved
by the Audit Committee.
OFF-BALANCE
SHEET ARRANGEMENTS
With the exception of the Corporation’s power commitments disclosed within the section “Contractual Obligations” and “Oyu Tolgoi Mine Power Supply” in the MD&A, during the year ended December 31, 2021, the Corporation was not a party to any off-balance-sheet
arrangements that have, or are reasonably likely to have, a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Corporation.
CORPORATE GOVERNANCE PRACTICES
Corporate Governance Practices Compared to NYSE Listing Standards
The Corporation has reviewed its corporate governance practices against the requirements of the NYSE, and determined that, except for the composition of the Corporation’s Nominating, Corporate Governance and Sustainability Committee (the “
NCGS Committee
”), as discussed below, its corporate governance practices do not differ in any significant way from those followed by U.S. companies under the NYSE listing standards. This includes the composition of the Board because in excess of one-half
of the Corporation’s directors (four of seven directors) have been determined by the Board to be independent for purposes of the NYSE corporate governance rules. The Board has determined the following four directors to be independent under the NYSE corporate governance rules: R. Peter Gillin, Russel Robertson, Maryse Saint-Laurent and George Burns.
The composition of the NCGS Committee, however, includes one director that is not independent, which differs from the NYSE corporate governance standards that require a listed company to maintain a nominating/corporate governance committee composed entirely of independent directors. The NCGS Committee is composed of three voting members, a majority of whom are independent directors. Canadian securities legislation does not require a listed company to maintain a certain level of independence within the nominating/corporate governance committee. As a foreign private issuer, the Corporation is permitted under NYSE listing standards to follow Canadian corporate governance practices on certain matters, including the composition of the nominating/corporate governance committee.
Presiding Director at Meetings of Independent Directors
The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the Corporation’s “independent directors” (as that term is defined in the rules of the NYSE) also have the opportunity to meet separate from management. If required, between regularly scheduled board meetings, a meeting of independent directors is held by teleconference to update the directors on corporate or other developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. Mr. Gillin was appointed the Corporation’s Chairman in January 2017 and served as the presiding director at such meetings of independent directors during the year ended December 31, 2021.

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
Board Committee Mandates
The mandates of the Corporation’s Audit Committee, Compensation and Benefits Committee, NCGS Committee and Health, Safety, Environment, and Communities and Operations Committee are each available for viewing on the Corporation’s website at www.turquoisehill.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Turquoise Hill Resources Ltd., Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada.
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
DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT
Pursuant to the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, the Corporation is required to disclose certain activities of the Corporation and any of the Corporation’s affiliates (as defined in Rule
12b-2
of the Exchange Act) related to the Islamic Republic of Iran. On December 31, 2021, Rio Tinto International Holdings Limited, together with other Rio Tinto affiliates, beneficially owned approximately 50.8% of our Common Shares and therefore is considered the Corporation’s affiliate as defined in Rule
12b-2
of the Exchange Act. As a result, we are including in this Annual Report on Form
40-F
the information relating to Rio Tinto set forth below, which is contained in the Annual Report on Form
20-F
for the year ended December 31, 2021 filed by Rio Tinto plc and Rio Tinto Limited with the SEC on February 25, 2022.

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

EXHIBIT INDEX

Exhibit Number	Document
99.1	Annual Information Form for the year ended December 31, 2021.

99.2	Audited Consolidated Financial Statements of Turquoise Hill Resources Ltd., including the notes thereto, as of and for the years ended December 31, 2021 and 2020, together with the report thereon of the Independent Auditors.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Consent of KPMG LLP, Independent Auditors.

99.5	Consent of Michael Thomas.

99.6	Consent of Roderick Carlson.

99.7	Consent of Jo-Anne Dudley.

99.8	Consent of Racquel Kolkert.

99.9	Certification of the Interim Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.10	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.11	Certification of the Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.12	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File (formatted as Inline XBRL).

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on
Form 40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 2, 2022

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Luke Colton
	Name:	Luke Colton
	Title:	Chief Financial Officer